Exhibit 99.2 - Stantec Inc.’s Management's Discussion and Analysis

Management’s Discussion and Analysis

February 28, 2024

This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the year ended December 31, 2023, dated February 28, 2024, should be read in conjunction with the Company’s 2023 audited consolidated financial statements and related notes for the year ended December 31, 2023. Our 2023 audited consolidated financial statements and related notes are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. All amounts shown are in Canadian dollars.

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov. Stantec's report pursuant to Canada's Modern Slavery Legislation (an Act to enact the Fighting Against Forced Labour and Child Labour in Supply Chains Act and to amend the Customs Tariff) is available on SEDAR+ at sedarplus.ca and available on the Company's website at stantec.com. This additional information is not incorporated by reference unless otherwise specified and should not be deemed to be made part of this Management’s Discussion and Analysis (MD&A).

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Non-IFRS Accounting Standards (non-IFRS) and Other Financial Measures
The Company reports its financial results in accordance with IFRS Accounting Standards. However, certain indicators used by the Company to analyze and evaluate its results are non-IFRS or other financial measures and ratios, including: adjusted earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), net debt to adjusted EBITDA, days sales outstanding (DSO), free cash flow, margin (percentage of net revenue), organic growth (retraction), acquisition growth, measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, compound annual growth rate (CAGR), net debt, total capital managed, working capital, and current ratio, as well as measures and ratios calculated using these non-IFRS or other financial measures. These measures are categorized as non-IFRS financial measures and ratios, supplementary financial measures, or capital management measures and described in the Definitions of Non-IFRS and Other Financial Measures (Definitions) and Liquidity and Capital Resources sections of this MD&A and, where applicable, reconciliations from the non-IFRS measure to the most directly comparable measure calculated in accordance with IFRS Accounting Standards are provided (see the 2023 Financial Highlights, Financial Performance, Liquidity and Capital Resources, and Definitions sections).

These non-IFRS and other financial measures and ratios do not have a standardized meaning under IFRS Accounting Standards and, therefore, may not be comparable to similar measures and ratios presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, these non-IFRS and other financial measures and ratios provide useful information to investors to assist them in understanding components of our financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS Accounting Standards.

Business Model
Stantec is a global design and delivery leader in sustainable engineering, architectural planning, and environmental services. As a trusted advisor for our clients and communities, Stantec’s multidisciplinary teams address climate change, urbanization, and infrastructure resiliency. Our strategy is guided by our purpose, which is to empower people to rise to the world’s greatest challenges. The success of our clients, communities, and people worldwide is our greatest ambition.

The Stantec community unites more than 28,000 employees working in over 400 locations across six continents. We cultivate close client relationships through our geographic and service offering diversification. In 2023, Stantec earned net revenues of $5.1 billion: 53% in the United States, 25% in Canada, and 22% from our Global operations.

Management's Discussion and Analysis
December 31, 2023	M-1	Stantec Inc.

Key components of our business model are:
1.Geographic diversification. We conduct business in three regional operating units—Canada, the United States, and Global—offering similar services across all regions at the local level while offering the expertise of our global team.
2.Service diversification. We offer services in various sectors across the project life cycle through five business operating units (BOUs): Infrastructure, Water, Environmental Services, Buildings, and Energy & Resources.
3.Design focus. We serve the design phase of infrastructure, water, buildings, and energy & resources projects which offers higher margin opportunities and more controllable risk than integrated engineering and construction firms.
4.Life-cycle solutions. We provide professional services in all phases of the project life cycle: planning, design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2023 Key Accomplishments
The end of 2023 marks the successful completion of Stantec's 2020 Strategic Plan as we delivered a third consecutive year of record earnings and continued to execute our growth strategy.

Record Performance
Our strong collaborative approach and delivery of integrated services across our business units and broad geographies allows us to drive operational efficiency and expand our business. Our net revenue reached a record $5.1 billion, driven predominantly by 9.9% organic growth and 1.5% acquisition growth.

Each of our business operating units and geographic regions delivered organic net revenue growth while maintaining a focus on strong project execution and operational excellence. This drove robust results for several key financial metrics including adjusted EBITDA margin reaching 16.4%, net income of $331.2 million, diluted earnings per share of $2.98, and adjusted diluted earnings per share of $3.67.

The growth was a testament to the strength of our diversified business model and our ability to address multi-year critical issues stemming from aging infrastructure, climate change, and re-shoring of domestic production.

Financial Strength and Disciplined Capital Allocation
In 2023, we strengthened our balance sheet through a $250 million private placement offering of senior unsecured notes and a $288 million public common share offering. This provides additional capacity to fund future acquisition opportunities and growth initiatives.

We continued to be disciplined in our capital allocation strategy, returning capital to shareholders through our dividend and repurchasing our shares opportunistically, while maintaining our priority of deploying capital towards investment in strategic, accretive acquisitions. In 2023, we completed the acquisition of Environmental Systems Design (ESD), based in Chicago, Illinois. ESD, a 300-person engineering firm, deepened Stantec's building expertise in data centers and mission-critical facilities. We also announced our intention to acquire ZETCON Engineering, a 645-person engineering firm headquartered in Bochum, Germany, which was completed on January 8, 2024.

Management's Discussion and Analysis
December 31, 2023	M-2	Stantec Inc.

Sustainability – The Stantec Way
Through our intentional approach to environmental, social, and governance matters, we have solidified our position as a global leader in sustainability. We are extremely proud of the accomplishments and accolades that recognize our commitment to sustainability, which include:
•Ranked first among our peers as one of Corporate Knights’ 2024 Global 100 Most Sustainable Corporations in the world; ranked #9 overall in the world, recognizing our success in generating “clean” revenue
•Named to Corporate Knights’ Best 50 Corporate Citizens in Canada for the 14th time
•Recognized as a climate leader, receiving a CDP A- rating for the fifth year in a row
•Included in the S&P Global Sustainability Yearbook for the second year in a row
We are committed to championing inclusion, diversity, and equity throughout our organization and the global communities we serve. We participate in various partnerships with organizations such as Neurodiversity in Business and the Canadian Centre for Diversity and Inclusion, and have received awards for our progress related to inclusion, diversity and equity.
Our sustainability-linked loan (SLL) structure connects to our syndicated senior credit facilities and aligns the cost of borrowing with targets linked to Stantec’s GHG emissions reductions targets and Bloomberg Gender-Equality Index (GEI) score. In 2023, we recognized SLL savings by achieving our key performance metrics and directed these interest savings to Indigenous non-profit organizations addressing climate change in Canada, the United States, Australia, and New Zealand.

Looking Ahead
Global trends are driving strong demand for our services. Our marketing and business development growth programs, combined with our strong expertise and our exceptional cross collaboration, position us well to take advantage of the organic growth ahead of us. We are confident that we have the right mix between our five Business Operating Units, and their work within multiple sub-sectors, to meet this demand and provide a high level of diversification for Stantec. This business mix and our growing geographic diversification also creates resiliency within our business when faced with recent disruptions like the COVID pandemic, a slowing economy, or rising interest rates.

Our new three-year strategic plan, released in December 2023, focuses on the unprecedented funding and urgency due to climate change impacts; re-imaging and creating new approaches for communities and infrastructure; and further embracing technology to drive efficiencies.

In early 2024, we continued with our acquisition-based growth plan and completed the acquisition of ZETCON Engineering and Morrison Hershfield, a 1,150-person engineering and management firm headquartered in Markham, Ontario. We continue to see significant acquisition opportunities in all of our key sectors and geographies and remain committed to achieving our growth aspirations.

Management's Discussion and Analysis
December 31, 2023	M-3	Stantec Inc.

Strategic Acquisitions Completed in 2023 and 2022
Following is a list of acquisitions that contributed to revenue growth in our reportable segments and business operating units:

				BUSINESS OPERATING UNITS
REPORTABLE SEGMENTS	Date Acquired	Primary Location	# of Employees	Infrastructure	Water	Buildings	Environmental Services	Energy & Resources
United States
L2P	October 2022	Philadelphia, Pennsylvania	40			●
Environmental Systems Design	June 2023	Chicago, Illinois	300			●
Global
Barton Willmore	April 2022	Reading, United Kingdom	300	●

Management's Discussion and Analysis
December 31, 2023	M-4	Stantec Inc.

2023 Financial Highlights

	Year Ended Dec 31
	2023		2022		2021
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	6,479.6	127.9%	5,677.2	127.4%	4,576.8	125.9%
Net revenue	5,066.2	100.0%	4,457.2	100.0%	3,636.1	100.0%
Direct payroll costs	2,321.5	45.8%	2,039.9	45.8%	1,672.8	46.0%
Project margin	2,744.7	54.2%	2,417.3	54.2%	1,963.3	54.0%
Administrative and marketing expenses	1,945.8	38.4%	1,742.5	39.1%	1,423.6	39.2%
Depreciation of property and equipment	59.9	1.2%	56.8	1.3%	53.9	1.5%
Depreciation of lease assets	121.7	2.4%	122.1	2.7%	107.9	3.0%
Amortization of intangible assets	102.0	2.0%	104.6	2.3%	60.0	1.7%
Net interest expense and other net finance expense	93.0	1.8%	73.2	1.6%	43.3	1.2%
Other	(4.9)	0.0%	(7.0)	(0.1)%	11.6	0.2%
Income taxes	96.0	1.9%	78.1	1.8%	62.3	1.7%
Net income	331.2	6.5%	247.0	5.5%	200.7	5.5%
Basic earnings per share (EPS)	2.98	n/m	2.23	n/m	1.80	n/m
Diluted EPS	2.98	n/m	2.22	n/m	1.80	n/m
Adjusted EBITDA (note)	831.0	16.4%	723.9	16.2%	573.8	15.8%
Adjusted net income (note)	408.4	8.1%	347.1	7.8%	269.9	7.4%
Adjusted diluted EPS (note)	3.67	n/m	3.13	n/m	2.42	n/m
Dividends declared per common share	0.78	n/m	0.72	n/m	0.66	n/m
Total assets	6,076.7		5,652.9		5,226.4
Total long-term debt	1,129.0		1,235.8		1,245.1
note: Adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions section of this MD&A).
n/m = not meaningful

We achieved diluted earnings per share of $2.98 and adjusted diluted earnings per share of $3.67, each an all-time high with respective increases of 34.2% and 17.3% compared to 2022. Record earnings reflect a very strong year of net revenue growth and solid execution of our strategic plan.

•Net revenue increased 13.7%, or $609.0 million, to $5.1 billion compared to 2022, primarily driven by 9.9% organic growth and 1.5% acquisition growth. All of our regional and business operating units delivered organic growth. Water delivered exceptional organic growth of 20%, while Environmental Services and the United States also achieved double-digit organic growth.
•Project margin increased $327.4 million, or 13.5%, to $2.7 billion and, as a percentage of net revenue, remained consistent with 2022 at 54.2% as a result of net revenue growth and solid project execution.
•Adjusted EBITDA increased $107.1 million, or 14.8%, to $831.0 million. We achieved an adjusted EBITDA margin of 16.4%, a 20 basis point increase from 2022, driven by increased activities and disciplined cost management, partly offset by a significant expense related to the revaluation of our long term incentive plan (LTIP) primarily due to strong share price appreciation. Excluding the revaluation, adjusted EBITDA margin achieved was 17.1%.
•Net income and diluted EPS achieved record highs in 2023. Net income increased 34.1%, or $84.2 million, to $331.2 million, and diluted EPS increased 34.2%, or $0.76, to $2.98, mainly due to strong net revenue growth, solid project margins, and lower administrative and marketing expenses as a percentage of net revenue.

Management's Discussion and Analysis
December 31, 2023	M-5	Stantec Inc.

•We concluded on our 2023 Real Estate Strategy and drove approximately $0.38 of incremental adjusted EPS while reducing our footprint by over 30% relative to our 2019 baseline.
•Adjusted net income increased 17.7%, or $61.3 million, to a record high of $408.4 million, representing 8.1% of net revenue (8.6% excluding the effect of the LTIP revaluation), up 30 basis points compared to last year. Adjusted diluted EPS increased 17.3%, or $0.54, to $3.67 ($3.91 excluding the effect of the LTIP revaluation).
•Contract backlog stands at $6.3 billion—a 6.8% increase from December 31, 2022—reflecting 4.6% organic growth. Organic backlog growth was achieved across all our regional units, with Water attaining over 23% organic backlog growth. Contract backlog represents approximately 12 months of work.
•Net debt to adjusted EBITDA was 1.0x at December 31, 2023—within our internal range of 1.0x to 2.0x.
•Operating cash flows increased 79.0% from $304.3 million to $544.7 million, reflecting strong operating performance and disciplined working capital management.
•Days sales outstanding was 77 days at December 31, 2023, a four-day reduction from December 31, 2022.
•We repurchased 129,036 common shares for an aggregate price of $10.0 million under our normal course issuer bid (NCIB).
•We issued 3,108,450 common shares from treasury through a public offering, including 405,450 shares issued in connection with the exercise in full of the over-allotment option, at a price of $92.50 for net proceeds of $277.8 million after share issuance costs. We used the net proceeds of the offering to repay a portion of our revolving credit facility, creating additional capacity to fund future acquisition opportunities and growth initiatives, as well as for general corporate purposes.
•Consistent with our growth strategy and subsequent to year end, we closed the following acquisitions:
◦On January 8, 2024, we acquired ZETCON Engineering, a 645-person engineering firm headquartered in Bochum, Germany, with 13 offices covering all major German metropolitan areas and one office in Austria. ZETCON provides a strong platform in infrastructure planning, inspection, project management, and construction management.
◦On February 9, 2024, we acquired Morrison Hershfield, a 1,150-person engineering and management firm headquartered in Markham, Ontario. Morrison Hershfield has offices in 22 cities across North America and an office in India. The firm has a highly respected industry reputation in transportation, buildings, and environmental services.
•On February 28, 2024, our Board of Directors declared a dividend of $0.21 per share, payable on April 15, 2024, to shareholders of record on March 28, 2024, representing an 7.7% increase.

Management's Discussion and Analysis
December 31, 2023	M-6	Stantec Inc.

2023 Fourth Quarter Highlights

	Quarter Ended Dec 31
	2023		2022
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,609.0	129.5%	1,513.5	133.9%
Net revenue	1,242.2	100.0%	1,130.4	100.0%
Direct payroll costs	572.6	46.1%	509.9	45.1%
Project margin	669.6	53.9%	620.5	54.9%
Administrative and marketing expenses	483.1	38.9%	439.4	38.9%
Depreciation of property and equipment	14.9	1.2%	13.8	1.2%
Depreciation of lease assets	30.5	2.5%	31.9	2.8%
Amortization of intangible assets	23.7	1.9%	27.5	2.4%
Net interest expense and other net finance expense	22.3	1.8%	20.6	1.8%
Other	(0.7)	(0.1%)	(10.5)	(1.0%)
Income taxes	21.4	1.7%	24.3	2.1%
Net income	74.4	6.0%	73.5	6.5%
Basic and diluted EPS	0.66	n/m	0.66	n/m
Adjusted EBITDA (note)	194.6	15.7%	191.7	17.0%
Adjusted net income (note)	91.4	7.4%	91.1	8.1%
Adjusted diluted EPS (note)	0.82	n/m	0.82	n/m
Dividends declared per common share	0.195	n/m	0.180	n/m
note: Adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions section of this MD&A).
n/m = not meaningful

Our fourth quarter results include solid performance as net revenue growth remained strong at 9.9%, and our earnings remained consistent, achieving diluted earnings per share of $0.66 and adjusted diluted earnings per share of $0.82.
•Net revenue increased 9.9%, or $111.8 million, to $1.2 billion, driven by 7.5% organic growth and 1.9% acquisition growth. For the eighth consecutive quarter, we achieved organic growth in all of our regional and business operating units with the exception of Energy & Resources, which saw a slight organic retraction of 1.2% in the fourth quarter. Double-digit organic growth was achieved in the United States and in our Water and Environmental Services businesses.
•Project margin increased 7.9%, or $49.1 million, and decreased 100 basis points as a percentage of net revenue from 54.9% to 53.9%, remaining in line with expected ranges. Higher project margin in Q4 2022 was partly due to changes in project mix in our US operations.
•Adjusted EBITDA increased 1.5%, or $2.9 million, to $194.6 million, and achieved a margin of 15.7% compared to 17.0% in the prior period. The revaluation of our LTIP in Q4 2023, primarily due to strong share price appreciation, contributed to a lower margin. Excluding the revaluation, adjusted EBITDA margin achieved was 16.6%.
•Net income increased 1.2%, or $0.9 million, to $74.4 million and diluted EPS was $0.66.
•Adjusted net income and adjusted diluted EPS remained consistent at $91.4 million, representing 7.4% of net revenue (8.1% excluding the effect of the LTIP revaluation), and $0.82 ($0.90 excluding the effect of the LTIP revaluation), respectively.

Management's Discussion and Analysis
December 31, 2023	M-7	Stantec Inc.

Reconciliation of Non-IFRS Financial Measures

	Year Ended Dec 31,			Quarter Ended Dec 31,
(In millions of Canadian dollars, except per share amounts)	2023	2022	2021	2023	2022
Net income	331.2	247.0	200.7	74.4	73.5
Add back (deduct):
Income taxes	96.0	78.1	62.3	21.4	24.3
Net interest expense	91.0	64.0	37.9	22.9	17.5
Net impairment (reversal) of lease assets and property and equipment (note 1)	0.1	(2.9)	37.3	3.9	0.4
Depreciation and amortization	283.6	283.5	221.8	69.1	73.2
Unrealized (gain) loss on equity securities	(10.5)	18.0	(13.9)	(6.4)	(4.2)
Acquisition, integration, and restructuring costs (note 4)	39.6	41.8	27.7	9.3	12.6
Gain on disposition of intangible asset	—	(5.6)	—	—	(5.6)
Adjusted EBITDA	831.0	723.9	573.8	194.6	191.7

	Year Ended Dec 31,			Quarter Ended Dec 31,
(In millions of Canadian dollars, except per share amounts)	2023	2022	2021	2023	2022
Net income	331.2	247.0	200.7	74.4	73.5
Add back (deduct) after tax:
Net impairment (reversal) of lease assets and property and equipment (note 1)	0.1	(2.2)	28.5	3.1	0.3
Amortization of intangible assets related to acquisitions (note 2)	52.6	61.1	30.2	10.9	15.3
Unrealized (gain) loss on equity securities (note 3)	(8.1)	13.7	(10.6)	(4.9)	(3.2)
Acquisition, integration, and restructuring costs (note 4)	32.6	31.8	21.1	7.9	9.5
Gain on disposition of intangible asset (note 5)	—	(4.3)	—	—	(4.3)
Adjusted net income	408.4	347.1	269.9	91.4	91.1
Weighted average number of shares outstanding - diluted	111,228,491	111,069,776	111,616,665	112,039,745	110,915,844
Adjusted earnings per share - diluted	3.67	3.13	2.42	0.82	0.82
See the Definitions section of this MD&A for our discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.
note 1: The net impairment (reversal) of lease assets and property and equipment includes onerous contracts associated with the impairment for the year ended December 31, 2023 of $(0.2) (2022 - $2.6; 2021 - $12.5) and for the quarter ended December 31, 2023 of $0.7 (2022 - $2.2). For the year ended December 31, 2023, this amount is net of tax of nil (2022 - $(0.7); 2021 - $8.8). For the quarter ended December 31, 2023, this amount is net of tax of $0.8 (2022 - $0.1).
note 2: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the year ended December 31, 2023, this amount is net of tax of $15.3 (2022 - $19.3; 2021 - $9.4). For the quarter ended December 31, 2023, this amount is net of tax of $3.2 (2022 - $5.1).
note 3: For the year ended December 31, 2023, this amount is net of tax of $(2.4) (2022 - $4.3); 2021 - $(3.3)). For the quarter ended December 31, 2023, this amount is net of tax of ($(1.5)) (2022 - $(1.0)).
note 4: The add back of certain administrative and marketing costs and depreciation primarily related to acquisition and integration expenses associated with our acquisitions and restructuring costs. For the year ended December 31, 2023, this amount is net of tax of $9.5 (2022 - $10.0; 2021 - $6.6. For the quarter ended December 31, 2023, this amount is net of tax of $2.3 (2022 - $3.1).
note 5: For the year and quarter ended December 31, 2023, this amount is net of tax of nil (2022 - (1.3); 2021 - nil).

Management's Discussion and Analysis
December 31, 2023	M-8	Stantec Inc.

Financial Targets
In our 2022 Annual Report, we provided our annual targets for 2023 on page M-9. Based on the strength of our financial performance in the first half of the year we revised and increased certain targets contained within our 2023 guidance in both our Q2 and Q3 2023 Interim Reports.

(In millions of Canadian dollars, unless otherwise stated)	2023 Annual Range - excluding LTIP revaluation	2023 Results - excluding LTIP revaluation	2023 Annual Range - including LTIP revaluation (as reported)	2023 Results (as reported)
Targets
Net revenue growth	12% to 14%	13.7%	12% to 14%	13.7%
Adjusted EBITDA as % of net revenue (note)	16.7% to 17.1%	17.1%	16.3% to 16.7%	16.4%
Adjusted net income as % of net revenue (note)	above 8.2%	8.6%	above 7.8%	8.1%
Adjusted diluted EPS growth (note)	22% to 25%	24.9%	17% to 20%	17.3%
Adjusted ROIC (note)	Above 11.5%	12.0%	Above 11.0%	11.4%
Other expectations
Net debt to adjusted EBITDA (note)	1.0x to 2.0x			1.0
Effective tax rate (without discrete transactions)	22% to 23%			22.5%
Earnings pattern	40-45% in Q1 and Q4			42%
	55-60% in Q2 and Q3			58%
Days sales outstanding (note)	at or below 80 days			77
Our revised targets and guidance assumed the average value for the US dollar to be $1.35, GBP to be $1.66, and AU $0.91.
note: Adjusted EBITDA, adjusted net income, adjusted diluted EPS, and adjusted ROIC are non-IFRS measures and days sales outstanding is a supplementary financial measure discussed in the Definitions section of this MD&A.

We updated our 2023 Annual Range on November 9, 2023 and continued to present the range with and without the effect of revaluing our LTIP, which has been outsized in 2023 due to the sharp increase in our share price. As we have previously noted, it is our standard approach to assume no change in our share price from close of the reporting period to the end of the forecasted year.

The “2023 Annual Range – excluding LTIP revaluation” and “2023 Results – excluding LTIP revaluation” present our targets and results assuming our share price had not changed materially from December 31, 2022. We believe this provides a more relevant comparison of our performance relative to our expectations.

The “2023 Annual Range – including LTIP revaluation” presented our targets on an “as reported” basis and assumed no change in our share price from September 30, 2023 until the end of the year. Our “2023 Results” are as reported and include the effect of LTIP revaluation expense being approximately $10 million higher than projected in our targets due to the continued rise in our share price over the course of the fourth quarter.

We achieved our targets for all measures in 2023. For further details regarding our overall annual performance, refer to the Financial Performance section of this MD&A.

Management's Discussion and Analysis
December 31, 2023	M-9	Stantec Inc.

Strategic Plans
2020 Strategic Plan
We are proud that we have successfully delivered on our 2020 Strategic Plan, where we established the following key financial targets:
1.Grow net revenue at a CAGR of greater than 10%.
2.Drive adjusted EBITDA margins to the range of 16% to 17%.
3.Grow earnings per share at a CAGR of greater than 11%.
4.Deliver a return on invested capital of greater than 10%.

We met our 2020 financial targets, except for our growth in net revenue CAGR. The impact of the pandemic contributed to a slow down in acquisition activities and delayed our compounded net revenue growth. Even with the interruption, we achieved a net revenue increase of 37% since 2019 (CAGR of 8.1%), our adjusted EBITDA margin increased to 16.4% (or 17.1% excluding the effect of the 2023 LTIP revaluation), adjusted EPS grew at a CAGR of 16%, and we delivered a ROIC of 11.4%.

2024 Strategic Plan
On December 5, 2023, we announced our new 2024-2026 Strategic Plan, along with our three-year financial targets. The plan is based on three broad Strategic Growth Initiatives (SGIs): Climate Solutions; Communities and Infrastructure of the Future; and Future Technology. These initiatives form the foundation of our expectations for continued organic revenue growth. We have further reiterated our commitment to strategic acquisitive growth and to expand our EBITDA margin and earnings through project execution and operational efficiency.

Management's Discussion and Analysis
December 31, 2023	M-10	Stantec Inc.

Outlook
We are increasing our net revenue growth and adjusted diluted EPS growth targets and reaffirming our other targets and expectations included in our 2024 guidance released on December 5, 2023 with the launch of our 2024-2026 Strategic Plan. These targets now include the acquisition of Morrison Hershfield as described on M-6.

2024 Annual Range
Targets
Net revenue growth (note 1)	11% to 15%
Adjusted EBITDA as % of net revenue (note 2)	16.2% to 17.2%
Adjusted net income as % of net revenue (note 2)	above 8%
Adjusted diluted EPS growth (notes 1 and 2)	12% to 16%
Adjusted ROIC (note 2)	above 11%
Other expectations
Effective tax rate (without discrete transactions)	22.0% to 23.0%
Earnings pattern	40-45% in Q1 and Q4
55-60% in Q2 and Q3
Capital expenditures as % of net revenue	1.75% to 2.25%
Net debt to adjusted EBITDA (note 2)	1.0x to 2.0x
Days sales outstanding (note 2)	at or below 80
In setting our targets and guidance, we assumed an average value for the US dollar of $1.35, GBP $1.70, and AU $0.90. For all other underlying assumptions, see page M-43.
note 1: 2024 guidance released on December 5, 2023 previously included net revenue growth of 7% to 12% and adjusted diluted EPS growth of 11% to 16%.
note 2: Adjusted EBITDA, adjusted net income, adjusted diluted EPS, adjusted ROIC, and net debt to adjusted EBITDA are non-IFRS measures and days sales outstanding is a supplementary financial measure discussed in the Definitions section of this MD&A.

We now expect that net revenue will increase between 11% and 15% in 2024. Stantec continues to see high levels of activity in all regions. We reaffirm our expectations for organic net revenue growth in the mid to high single digits, with the US and Global regions in the mid to high single digits, and Canada in the mid-single digits. We now expect acquisition net revenue growth in the mid-single digits from ZETCON, Morrison Hershfield, and ESD.

We continue to anticipate adjusted EBITDA margin will be in the range of 16.2% - 17.2%, reflecting continued discipline in the management of administrative and marketing costs to drive operational efficiency. Adjusted EBITDA margin in Q1 and Q4 2024 is expected to be near or below the low end of this range because of the additional effects of regular seasonal factors in the northern hemisphere. We expect to move to the higher end of the range in Q2 and Q3 of 2024, when we typically achieve stronger organic net revenue growth and increased utilization in our operations.

We continue to expect adjusted net income to achieve a margin above 8.0%, while we now expect adjusted diluted EPS growth to be in the range of 12% - 16%. We continue to expect ROIC to be above 11%.

The above targets do not include any assumptions for additional acquisitions given the unpredictable nature of the size and timing of such acquisitions, or the impact from share price movements subsequent to December 31, 2023 and the relative total shareholder return components on our share-based compensation programs.

Management's Discussion and Analysis
December 31, 2023	M-11	Stantec Inc.

Financial Performance
The following sections outline specific factors that affected the results of our operations in 2023.

Gross and Net Revenue
While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

We generate over 75% of gross revenue in foreign currencies, primarily in US dollars, British pounds (GBP), and Australian (AU) dollars. Fluctuations in these currencies had a net $100.6 million positive impact on our net revenue results in 2023 compared to 2022, as further described below:
•The US dollar averaged $1.30 in 2022 and $1.35 in 2023—a 3.8% increase. The strengthening US dollar compared to the Canadian dollar had a positive effect on gross and net revenues.
•The GBP averaged $1.61 in 2022 and $1.68 in 2023—a 4.3% increase. The strengthening GBP compared to the Canadian dollar had a positive effect on gross and net revenues.
•The AU dollar averaged $0.90 in 2022 and 2023— remaining consistent with limited impact on gross and net revenues.

Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue in 2023 compared to 2022.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

Gross Revenue by Reportable Segment
(In millions of Canadian dollars, except percentages)	2023	2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic growth
Canada	1,426.5	1,337.0	89.5	—	n/a	89.5	6.7%
United States	3,634.5	3,056.6	577.9	83.1	110.6	384.2	12.6%
Global	1,418.6	1,283.6	135.0	12.3	23.0	99.7	7.8%
Total	6,479.6	5,677.2	802.4	95.4	133.6	573.4
Percentage growth			14.1%	1.7%	2.3%	10.1%

Net Revenue by Reportable Segment
(In millions of Canadian dollars, except percentages)	2023	2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,246.3	1,150.8	95.5	—	n/a	95.5	8.3%
United States	2,684.1	2,266.6	417.5	53.8	83.8	279.9	12.3%
Global	1,135.8	1,039.8	96.0	11.9	16.8	67.3	6.5%
Total	5,066.2	4,457.2	609.0	65.7	100.6	442.7
Percentage growth			13.7%	1.5%	2.3%	9.9%

Management's Discussion and Analysis
December 31, 2023	M-12	Stantec Inc.

Gross Revenue by Business Operating Unit
(In millions of Canadian dollars, except percentages)	2023	2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	1,723.7	1,597.6	126.1	12.3	35.6	78.2	4.9%
Water	1,368.9	1,137.2	231.7	—	37.4	194.3	17.1%
Environmental Services	1,410.6	1,250.9	159.7	—	31.3	128.4	10.3%
Buildings	1,232.6	1,027.7	204.9	83.1	19.6	102.2	9.9%
Energy & Resources	743.8	663.8	80.0	—	9.7	70.3	10.6%
Total	6,479.6	5,677.2	802.4	95.4	133.6	573.4
Percentage growth			14.1%	1.7%	2.3%	10.1%

Net Revenue by Business Operating Unit
(In millions of Canadian dollars, except percentages)	2023	2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	1,379.4	1,275.0	104.4	11.9	27.5	65.0	5.1%
Water	1,073.2	873.5	199.7	—	27.1	172.6	19.8%
Environmental Services	1,028.0	901.3	126.7	—	23.5	103.2	11.5%
Buildings	946.0	817.9	128.1	53.8	14.6	59.7	7.3%
Energy & Resources	639.6	589.5	50.1	—	7.9	42.2	7.2%
Total	5,066.2	4,457.2	609.0	65.7	100.6	442.7
Percentage growth			13.7%	1.5%	2.3%	9.9%

We drove strong growth in all of our geographies and businesses and achieved a 13.7% net revenue increase in 2023 compared to 2022. Public infrastructure spending and private investment continue to be key growth drivers in 2023, with increased project work in water security, transportation, and energy transition. Other key drivers are the urgent challenges to tackle climate change and sustainability, along with re-shoring of domestic production to strengthen local supply chain resilience and security. Investments in smart cities, buildings, and designing facilities to meet the needs in the civic, healthcare, residential, and industrial markets also continue to be growth drivers.

Gross to net revenue ratio was 1.28 and remained within our expected range of 1.25 to 1.30.

Canada
We achieved 8.3% organic net revenue growth in our Canadian operations as both private and public spending remained robust and contributed to double-digit growth in Environmental Services, Infrastructure, and Water. In our Environmental Services business, demand remained high for our expertise in permitting and archaeological work to support midstream energy and transportation projects and increased environmental impact assessment activity in the renewable energy sector. Major bridge and roadway projects drove solid growth in Infrastructure and wastewater solution projects contributed to strong organic growth in Water.

United States
Net revenue increased 18.4%, reflecting continued strong organic growth momentum, positive foreign exchange impact, and acquisition growth. Our US operations achieved double-digit organic growth, driven by Water, Buildings, and Energy & Resources. Our Water team capitalized on public sector and industrial project demands across the US and continued our work on large-scale water security projects in the western US. Growth in our top-ranking Buildings practice was spurred by solid investment across most sub-sectors, particularly in healthcare, industrial, civic, and science & technology. Energy & Resources was driven by an acceleration of activities on hurricane recovery and power grid modernization projects in Puerto Rico. The ramp up of projects in our Infrastructure business drove solid organic growth, particularly on transit and rail projects in the western US and roadway work in the eastern US.

Management's Discussion and Analysis
December 31, 2023	M-13	Stantec Inc.

Global
In our Global operations, we achieved net revenue growth of 9.2%, reflecting organic and acquisition net revenue growth and positive foreign exchange impacts. Momentum from 2022 continued into 2023 and contributed to double-digit organic net revenue growth in Water and Energy & Resources. Our industry-leading Water business continued to deliver strong organic growth across the UK, Australia, and New Zealand through long-term framework agreements and public sector investment in water infrastructure. Energy & Resources delivered robust organic growth as a major energy storage project ramped up in the UK, along with the increasing imperative for energy-transition solutions that continued to drive demand in mining for copper and other metals.

Backlog
We define “backlog” as the total value of all contracts that have been awarded less the total value of work completed on these contracts as of the reporting date. Our backlog equates to our remaining performance obligations that are unsatisfied (or partially satisfied) at the end of the reporting period, as reported under IFRS Accounting Standards.

(In millions of Canadian dollars, except percentages)	Dec 31, 2023	Dec 31, 2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,342.6	1,249.2	93.4	—	n/a	93.4	7.5%
United States	3,950.8	3,715.9	234.9	238.0	(80.1)	77.0	2.1%
Global	1,012.5	936.6	75.9	—	(23.7)	99.6	10.6%
Total	6,305.9	5,901.7	404.2	238.0	(103.8)	270.0
Percentage growth (retraction)			6.8%	4.0%	(1.8%)	4.6%

Our contract backlog at December 31, 2023 of $6.3 billion grew organically by 4.6%, or $270.0 million, and represents approximately 12 months of work, consistent with 2022. The increase in our contract backlog was driven by organic growth across all our regional units, and particularly in our Water and Buildings businesses.

Major Project Awards
Backlog grew by $404 million compared to December 31, 2022, which supports our positive outlook for a strong multi-year growth cycle bolstered by public infrastructure spending and private investment. Our project work continues to expand as demand grows for solutions related to infrastructure resilience, water security, climate change, energy transition, and domestic production.

In Metro Vancouver, British Columbia, our Water team was selected for engineering design and project management services for the North Shore Wastewater treatment plant project. In western Canada, we were awarded several renewable energy projects that will increase power generation and support decarbonization efforts. Our ability to integrate and cross-sell services resulted in two significant multidisciplinary industrial project wins. Our Infrastructure, Buildings, and Energy & Resources teams will collaborate to provide design and engineering services for a $1 billion lithium-ion battery cell manufacturing facility in British Columbia and the Durham Region Transit’s new zero-emissions bus facility in Ontario.

Project wins in the United States span many end-markets. We were awarded the final design services for California's high-speed rail, an IIJA-funded project, which will connect Merced to Madera. We were named sole consultant for airport infrastructure and aviation terminal expansion programs at both the Cyril E. King airport and the Henry E. Rohlsen airport in the US Virgin Islands. Our Water team was awarded numerous water and wastewater projects throughout the United States, including the Southerly Tunnel Dewatering Pump Station in Cleveland, Ohio. This project is part of the Northeast Ohio Regional Sewer District's Project Clean Lake, a program designed to reduce pollution in Lake Erie. Our Buildings team was selected to provide consulting, design, and mechanical and electrical services for healthcare-related building and renovation projects.

Our Global operations achieved double-digit growth with strong backlog in Water and Buildings. Through our joint venture, Esh-Stantec, we were appointed to Lot A of Northumbrian Water's AMP8 infrastructure framework agreement, which runs for 12 years. We were also awarded three wastewater projects in Taiwan. Our Buildings team

Management's Discussion and Analysis
December 31, 2023	M-14	Stantec Inc.

was selected to design a world class integrated healthcare cancer facility in Dubai. Additional awards included Environmental Services contracts for renewable wind, solar and storage plants in Europe, and several mining projects in South America.

Project Margin
Project margin is calculated as net revenue minus direct payroll costs. Direct payroll costs include salaries and related fringe benefits for labor hours directly associated with completing projects. Labor costs and related fringe benefits for labor hours not directly associated with completing projects are included in administrative and marketing expenses.

In general, project margin fluctuations depend on the particular mix of projects in progress and on project execution. The fluctuations reflect our business model, which is based on providing services across diverse geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle.

Project Margin by Reportable Segment
	2023		2022
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Canada	667.4	53.6%	611.0	53.1%
United States	1,475.1	55.0%	1,254.1	55.3%
Global	602.2	53.0%	552.2	53.1%
Total	2,744.7	54.2%	2,417.3	54.2%

Project Margin by Business Operating Unit
	2023		2022
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Infrastructure	740.4	53.7%	690.3	54.1%
Water	582.0	54.2%	474.8	54.4%
Environmental Services	580.4	56.5%	512.1	56.8%
Buildings	505.0	53.4%	441.0	53.9%
Energy & Resources	336.9	52.7%	299.1	50.7%
Total	2,744.7	54.2%	2,417.3	54.2%

Project margin increased $327.4 million, or 13.5%, and as a percentage of net revenue, project margin remained consistent at 54.2%. Net revenue growth driven by robust public and private investment contributed to the project margin increase. As a percentage of net revenue, project margin remained in line with our expectations as a result of our continued discipline in project execution, our ability to increase rates on certain projects to mitigate the impacts of wage inflation, and increased selectivity in project pursuits.

In Canada, project margin increased $56.4 million to $667.4 million, and as a percentage of net revenue, project margin increased 50 basis points due primarily to strong volume on high margin archaeological work in Environmental Services and solid project performance, particularly in Energy & Resources. Additionally, certain project recoveries and change order approvals in Infrastructure contributed to project margin increases.

Project margin in the United States increased $221.0 million, and as a percentage of net revenue, decreased 30 basis points to 55.0%. Project margin as a percentage of net revenue remained consistent with expectations, decreasing slightly due to project mix across our business lines.

Project margin in our Global operations increased $50.0 million to $602.2 million and remained consistent as a percentage of net revenue as a result of solid project execution, particularly in Water and Energy & Resources.

Management's Discussion and Analysis
December 31, 2023	M-15	Stantec Inc.

Administrative and Marketing Expenses
Administrative and marketing expenses fluctuate year to year due to the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress during the period, business development activities, and integration activities resulting from acquisitions. In the months after completing an acquisition, staff time charged to administration and marketing is generally higher as a result of integration activities, including orienting newly acquired staff. Our operations generally incur higher administrative and marketing expenses in the first and fourth quarters as a result of the holiday season and seasonal weather conditions in the northern hemisphere, which, in turn, result in lower staff utilization.

Administrative and marketing expenses were $1,945.8 million in 2023 compared to $1,742.5 million in 2022, and decreased as a percentage of net revenue to 38.4% from 39.1%. The decrease was from our higher utilization and disciplined management of operations which resulted in lower administrative and marketing costs as a percentage of net revenue. Lower provisions for claims estimates also contributed to the decrease. Partly offsetting these decreases were higher share-based compensation costs, which include the impact of the revaluation of our LTIP ($34.1 million, or 70 basis points as a percentage of net revenue).

Net Interest Expense and Other Net Finance Expense
Net interest expense and other net finance expense increased $19.8 million in 2023 compared to 2022. This was primarily due to rising interest rates impacting our credit and term loan facilities.

Other Income
Other income was $4.9 million in 2023 compared to $7.0 million in 2022. Other income included a net gain of $11.1 million from our investments held for self-insured liabilities in 2023 compared to a net loss of $2.4 million in 2022. The comparative period also included a $5.6 million gain on the disposition of an intangible asset and a non-cash net impairment reversal of leased assets and property and equipment of $5.5 million.

Income Taxes
Our effective income tax rate decreased from 24.0% in 2022 to 22.5% 2023, which was consistent with our guidance as we benefited from our implemented tax strategy and recognized additional tax savings.

Fourth Quarter Results
The following sections outline specific factors that affected the results of our operations in Q4 2023 vs Q4 2022.

Gross and Net Revenue

Gross Revenue by Reportable Segment
(In millions of Canadian dollars, except percentages)	Q4 2023	Q4 2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	357.6	357.3	0.3	—	n/a	0.3	0.1%
United States	902.3	822.1	80.2	31.4	2.3	46.5	5.7%
Global	349.1	334.1	15.0	—	4.1	10.9	3.3%
Total	1,609.0	1,513.5	95.5	31.4	6.4	57.7
Percentage growth			6.3%	2.1%	0.4%	3.8%

Management's Discussion and Analysis
December 31, 2023	M-16	Stantec Inc.

Net Revenue by Reportable Segment
(In millions of Canadian dollars, except percentages)	Q4 2023	Q4 2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	307.1	291.1	16.0	—	n/a	16.0	5.5%
United States	662.1	577.9	84.2	21.3	1.9	61.0	10.6%
Global	273.0	261.4	11.6	—	3.3	8.3	3.2%
Total	1,242.2	1,130.4	111.8	21.3	5.2	85.3
Percentage growth			9.9%	1.9%	0.5%	7.5%

Gross Revenue by Business Operating Unit
(In millions of Canadian dollars, except percentages)	Q4 2023	Q4 2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Infrastructure	419.7	421.8	(2.1)	—	2.3	(4.4)	(1.0%)
Water	343.7	289.8	53.9	—	3.1	50.8	17.5%
Environmental Services	357.6	341.5	16.1	—	1.9	14.2	4.2%
Buildings	308.1	277.8	30.3	31.4	0.5	(1.6)	(0.6%)
Energy & Resources	179.9	182.6	(2.7)	—	(1.4)	(1.3)	(0.7%)
Total	1,609.0	1,513.5	95.5	31.4	6.4	57.7
Percentage growth			6.3%	2.1%	0.4%	3.8%

Net Revenue by Business Operating Unit
(In millions of Canadian dollars, except percentages)	Q4 2023	Q4 2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Infrastructure	336.5	324.8	11.7	—	2.1	9.6	3.0%
Water	265.9	218.3	47.6	—	2.2	45.4	20.8%
Environmental Services	254.3	225.3	29.0	—	1.5	27.5	12.2%
Buildings	234.7	208.1	26.6	21.3	0.6	4.7	2.3%
Energy & Resources	150.8	153.9	(3.1)	—	(1.2)	(1.9)	(1.2%)
Total	1,242.2	1,130.4	111.8	21.3	5.2	85.3
Percentage growth			9.9%	1.9%	0.5%	7.5%

Net revenue grew 9.9% in Q4 2023 compared to Q4 2022, driven largely by organic growth, as well as acquisition growth and the positive impacts of foreign exchange.

Net revenue from our Canada operations grew organically by 5.5% in Q4 2023 compared to Q4 2022, driven by double digit organic performance in Environmental Services, Infrastructure, and Water, partially offset with a slight retraction in Energy & Resources as several significant projects wound down in Q4 2023.

Our US net revenue grew by 14.6% in Q4 2023 compared to Q4 2022 as a result of double-digit organic growth, primarily from high organic growth achieved in Infrastructure, Water, and Buildings.

Our Global operations generated net revenue growth of 4.4% in Q4 2023 compared to Q4 2022, primarily from organic growth in Water and Energy & Resources.

Management's Discussion and Analysis
December 31, 2023	M-17	Stantec Inc.

Project Margin

Project Margin by Reportable Segment
	Q4 2023		Q4 2022
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Canada	163.8	53.3%	155.3	53.3%
United States	361.6	54.6%	328.2	56.8%
Global	144.2	52.8%	137.0	52.4%
Total	669.6	53.9%	620.5	54.9%

Project Margin by Business Operating Unit
	Q4 2023		Q4 2022
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Infrastructure	179.9	53.5%	179.6	55.3%
Water	144.3	54.3%	115.8	53.0%
Environmental Services	145.4	57.2%	130.9	58.1%
Buildings	120.9	51.5%	113.7	54.6%
Energy & Resources	79.1	52.5%	80.5	52.3%
Total	669.6	53.9%	620.5	54.9%

Project margin increased $49.1 million in the quarter and decreased 100 basis points as a percentage of net revenue.

Overall, project margin increased as a result of higher net revenue from organic growth and acquisitions. Solid project execution and a favorable project mix drove consistent margins as a percentage of net revenue in Canada and Global. US margin as a percentage of net revenue was consistent with expectations and was higher in Q4 2022, primarily due to favorable project mix and certain recoveries, particularly in Water and Buildings.

Other
Administrative and marketing expenses were $483.1 million in Q4 2023 compared to $439.4 million in Q4 2022, and as percentage of net revenue remained consistent quarter over quarter at 38.9% (37.9% without the impact of the LTIP revaluation in Q4 2023). Net interest expense and other net finance expense increased primarily due to higher interest rates. Other income decreased as a result of a gain realized in Q4 2022 on the disposition of an intangible asset, partly offset with unrealized gain on investments held for self-insured liabilities in Q4 2023.

Our effective income tax rate in Q4 2023 was 22.3% compared to a rate of 24.8% in Q4 2022. The Q4 2023 quarterly rate remained consistent with our annual effective tax rate of 22.5%.

Management's Discussion and Analysis
December 31, 2023	M-18	Stantec Inc.

Quarterly Trends
The following is a summary of our quarterly operating results for the last two fiscal years.

	2023				2022
(In millions of Canadian dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross revenue	1,609.0	1,693.2	1,638.2	1,539.2	1,513.5	1,473.2	1,376.6	1,313.9
Net revenue	1,242.2	1,316.8	1,278.7	1,228.5	1,130.4	1,160.0	1,116.7	1,050.1
Net income	74.4	103.9	88.0	64.9	73.5	68.0	60.7	44.8
Diluted earnings per share	0.66	0.94	0.79	0.59	0.66	0.61	0.55	0.40
Adjusted net income (note)	91.4	126.7	109.4	80.9	91.1	95.0	92.6	68.4
Adjusted diluted EPS (note)	0.82	1.14	0.99	0.73	0.82	0.86	0.83	0.61
Adjusted net income and adjusted diluted EPS are non-IFRS measures and are further discussed in the Definitions section of this MD&A.
Quarterly EPS and adjusted diluted EPS are not additive and may not equal the annual diluted EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and adjusted diluted EPS are also affected by the change in the market price of our shares since we do not include in dilution options when the exercise price of the option is not in the money.

The table below compares quarters, summarizing the impact of organic, acquisition growth, and foreign exchange on net revenue:

	Q4 2023	Q3 2023	Q2 2023	Q1 2023
	vs.	vs.	vs.	vs.
(In millions of Canadian dollars)	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Increase in net revenue due to
Organic growth	85.3	104.3	125.2	127.9
Acquisition growth	21.3	26.9	3.1	14.4
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	5.2	25.6	33.7	36.1
Total increase in net revenue	111.8	156.8	162.0	178.4

We experience variability in our results of operations from quarter to quarter due to the nature of the industries and geographic locations we operate in. In the first and fourth quarters, we see slowdowns related to winter weather conditions and holiday schedules. The increase in net revenue in each of the 2023 quarters compared to the same periods in 2022 reflects organic growth, acquisition growth from revenues contributed from acquisitions completed in the last twelve months, and positive foreign exchange impacts. (See additional information about operating results in our MD&A for each respective quarter.)

Management's Discussion and Analysis
December 31, 2023	M-19	Stantec Inc.

Statements of Financial Position
The following highlights the major changes to our assets, liabilities, and equity from December 31, 2022 to December 31, 2023.

(In millions of Canadian dollars)	Dec 31, 2023	Dec 31, 2022

Total current assets	2,272.5	1,937.8
Property and equipment	267.5	250.7
Lease assets	442.9	470.4
Goodwill	2,384.0	2,346.4
Intangible assets	265.7	320.4
Net employee defined benefit asset	72.3	57.4
Deferred tax assets	92.6	45.2
Other assets	279.2	224.6

Total assets	6,076.7	5,652.9

Current portion of lease liabilities	101.3	99.0
Current portion of long-term debt	146.7	52.2
Current portion of provisions	51.7	48.1
All other current liabilities	1,316.0	1,210.7

Total current liabilities	1,615.7	1,410.0
Lease liabilities	477.8	522.4
Long-term debt	982.3	1,183.6
Provisions	134.8	149.7
Net employee defined benefit liability	29.5	32.3
Deferred tax liability	24.4	28.2
Other liabilities	55.6	40.7
Equity	2,756.6	2,286.0

Total liabilities and equity	6,076.7	5,652.9

Refer to the Liquidity and Capital Resources section of this MD&A for an explanation of the changes in current assets and current liabilities and the Shareholders’ Equity section of this MD&A for an explanation of the changes in equity.
The carrying amounts of assets and liabilities for our US and other foreign subsidiaries on our consolidated statements of financial position decreased due to the weakening of the US dollar and Australian dollar compared to the Canadian dollar, partly offset by the strengthening of the British pound compared to the Canadian dollar. Other factors that impacted our long-term assets and liabilities are indicated below.

The impact of the ESD acquisition and measurement period adjustments for prior acquisitions increased intangible assets by $37.6 million and goodwill by $74.2 million. These values are based on a preliminary purchase price allocation and are pending a final determination of the fair value of the assets and liabilities acquired. The final allocation may differ from the preliminary allocation.

Additions of primarily engineering equipment and leasehold improvements in property and equipment were partly offset by depreciation. Lease assets and intangible assets decreased as depreciation and amortization exceeded lease additions and modifications, software additions, and acquired intangible assets. Other assets increased primarily as a result of purchases of investments and unrealized fair value increases recorded in investments held for self-insured liabilities and derivative financial instruments.

Management's Discussion and Analysis
December 31, 2023	M-20	Stantec Inc.

Net deferred tax assets increased $51.2 million primarily due to the estimated change in temporary differences, including those related to research and experimental expenditures in the US that, beginning in 2022, are amortized for tax purposes.

Total lease liabilities decreased $42.3 million due to lease payments made partly offset by additions, modifications, and interest accretion. Other liabilities increased due to higher revaluation impacts on cash-settled share-based compensation as a result of strong share price appreciation.

Total long-term debt decreased $106.8 million, due to payments made on our revolving credit facility and software financing obligations, including use of the net proceeds of $277.8 million from our common share offering in November 2023. These decreases were partly offset by the issuance of $250.0 million in senior unsecured notes, a new unsecured bilateral term credit facility of $100.0 million, and an increase in notes payable related to the ESD acquisition.

Net employee defined benefit asset increased $14.9 million and net employee defined benefit liability decreased $2.8 million, for a combined increase in the net asset position of $17.7 million to a net asset of $42.8 million compared to $25.1 million in 2022. The increase in the net asset position resulted largely from remeasurement gains and contributions made in the year.

Goodwill
In accordance with our accounting policies (described in note 4 of our 2023 audited consolidated financial statements), we conduct a goodwill impairment test annually as at October 1 or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31.

Our CGUs are identified by considering the interdependence of cash flows between different geographic locations and how management monitors the operations. As such, we define our CGUs as follows: Canada, US, Asia/Pacific, Latin America, and UK/Europe/Middle East. As goodwill is not monitored at a level lower than our operating segments, three of our CGUs (Asia/Pacific, Latin America, and UK/Europe/ Middle East) are grouped into Global for the purpose of allocating goodwill and testing impairment.

On October 1, 2023, we performed our annual goodwill impairment test. We estimate the recoverable amount by using the fair value less costs of disposal approach. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of our CGUs, given the necessity of making key economic assumptions about the future.

As at October 1, 2023, we concluded that the recoverable amount of our Canada and US CGUs exceeded their carrying amount and management believes that no reasonably possible change in assumptions would have caused the carrying amount to exceed their respective recoverable amount. The recoverable amount of our Global group of
CGUs exceeded its carrying amount by $106.7 million assuming terminal operating margins averaging 9.3%. Management believes that the only reasonably possible changes to key assumptions that would cause the Global group of CGUs’ carrying amount to exceed its recoverable amount would be a 100-basis points reduction in the assumed terminal operating margins (key assumptions are described in note 12 of our 2023 audited consolidated financial statements and incorporated by reference in this MD&A).

Liquidity and Capital Resources
We are able to meet our liquidity needs through various sources, including cash generated from operations; long- and short-term borrowings (further described in the Capital Management section of this MD&A); and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; repurchase shares; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

Management's Discussion and Analysis
December 31, 2023	M-21	Stantec Inc.

Working Capital
The following table shows summarized working capital information as at December 31, 2023, compared to December 31, 2022:

(In millions of Canadian dollars, except ratios)	Dec 31, 2023	Dec 31, 2022
Current assets	2,272.5	1,937.8
Current liabilities	1,615.7	1,410.0
Working capital (note)	656.8	527.8
Current ratio (note)	1.41	1.37
note: See the Definitions section of this MD&A for our discussion of supplementary financial measures used.

The carrying amounts of assets and liabilities for our US operations and certain other global subsidiaries on our consolidated statements of financial position decreased due to the weakening of the US and Australian dollar relative to the Canadian dollar, partially offset by the strengthening of the British pound relative to the Canadian dollar. Other factors that impacted our current assets and liabilities are indicated below.

Current assets increased due to a collective increase of $110.8 million in trade and other receivables, unbilled receivables, and contract assets from strong organic revenue growth and the ESD acquisition. In addition, cash and deposits increased $204.6 million (explained in the Cash Flows section of this MD&A).
Our DSO (defined in the Definitions section of this MD&A) was 77 days at December 31, 2023, a four-day reduction from December 31, 2022, remaining within our expectations and reflecting strong collection efforts throughout the organization.
The increase in current liabilities was largely the result of higher trade and other payables due to increased activities and the timing of payroll accruals, an increase to deferred revenue from organic growth, and increases in the current portion of long-term debt and other liabilities (both explained in the Statement of Financial Position section of this MD&A). These increases were partly offset by a decrease in bank indebtedness (explained in the Cash Flows section of this MD&A).

Cash Flows

(In millions of Canadian dollars)	2023	2022	Change
Cash flows from operating activities	544.7	304.3	240.4
Cash flows used in investing activities	(201.7)	(73.8)	(127.9)
Cash flows used in financing activities	(134.0)	(296.7)	162.7

Cash flows from operating activities
Cash flows from operating activities were $544.7 million, which increased $240.4 million compared to 2022. Strong revenue growth and our disciplined management of working capital contributed to increased operating cash flow. This was partly offset by increased tax installments paid, reflecting higher projected taxable income and the new US tax legislation which delays the deduction of certain research and experimental expenditures, and increased interest payments. Operating cash flows in 2022 included impacts from the Cardno financial system integration.

Cash flows used in investing activities
Cash flows used in investing activities were $201.7 million, a $127.9 million increase compared to 2022. This was due primarily to our investments held for self-insured liabilities which included net purchases of $37.6 million in 2023 compared to net proceeds of $38.4 million earned from the sale of investments in the prior period. Additional increases to cash outflows were due to higher property and equipment and intangible assets purchases of $25.7 million, primarily for certain leasehold improvements and engineering equipment, as well as higher net cash used to fund a portion our acquisition of ESD.

Cash flows used in financing activities
Cash flows used in financing activities were $134.0 million, a $162.7 million decrease compared to 2022. The decrease was driven by net proceeds received from the issue of senior unsecured notes and a new bilateral term

Management's Discussion and Analysis
December 31, 2023	M-22	Stantec Inc.

loan facility, which aggregated to $348.8 million, a common share offering of $277.8 million, and lower share repurchases. These decreases were partly offset by net repayments of $550.0 million made on our revolving credit facility, notes payable and software financing obligations, and bank indebtedness.

Capital Management
Our objective in managing Stantec’s capital is to provide sufficient capacity to cover normal operating and capital expenditures and to have flexibility for financing future growth. We focus our capital allocations on increasing shareholder value through funding accretive acquisitions in pursuit of our growth strategy while maintaining a strong balance sheet, repurchasing shares opportunistically, and managing dividend increases to our target payout ratio in a sustainable manner.

We manage our capital structure according to our internal guideline of maintaining a net debt to adjusted EBITDA (actual trailing twelve months) ratio of less than 2.0 to 1.0. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

(In millions of Canadian dollars, except ratios)	Dec 31, 2023	Dec 31, 2022
Current and non-current portion of long-term debt	1,129.0	1,235.8
Less: cash and cash equivalents	(352.9)	(148.3)
Bank indebtedness	23.6	65.4
Net debt	799.7	1,152.9
Shareholders' equity	2,756.6	2,286.0
Total capital managed	3,556.3	3,438.9
Adjusted EBITDA (note)	831.0	723.9
Net debt to adjusted EBITDA ratio (note)	1.0	1.6
note: See the Definitions section of this MD&A for our discussion of non-IFRS measures used.

At December 31, 2023, our net debt to adjusted EBITDA ratio was 1.0x, falling within our stated internal guideline and an improvement from 2022 as proceeds from our Q4 2023 bought-deal offering and higher cash flows from operations reduced net debt, and adjusted EBITDA increased year over year.

Our credit facilities include:
•senior unsecured notes, including notes issued on June 27, 2023, aggregated to $550 million
•syndicated senior credit facilities of $1.2 billion, structured as a sustainability-linked loan, consisting of a revolving credit facility in the maximum of $800 million and a term loan of $310 million (with access to additional funds of $600 million through an accordion feature)
•an unsecured bilateral term credit facility of $100 million
•an uncommitted unsecured multicurrency credit facility of £20 million and an overdraft facility of AU$5 million

We are required to comply with certain covenants as part of our senior unsecured notes, syndicated senior credit facilities, and unsecured bilateral term credit facility. The key financial covenants include, but are not limited to, ratios that measure our debt relative to our profitability (as defined by the credit facilities agreement).

At December 31, 2023, $732.7 million was available in our credit facilities for future activities and we were in compliance with the covenants related to our credit facilities as at and throughout the year ended December 31, 2023.

Shareholders’ Equity
Shareholders’ equity increased $470.6 million. The increase in shareholders’ equity was mainly due to net income of $331.2 million earned in 2023, net proceeds from common shares issued of $277.8 million, and $9.3 million in share options exercised for cash. These increases were partly offset by $87.2 million in dividends declared, $10.0 million in shares repurchased under our NCIB, and other comprehensive loss of $50.9 million, including exchange differences on translation of our foreign subsidiaries of $64.0 million.

Management's Discussion and Analysis
December 31, 2023	M-23	Stantec Inc.

Our NCIB on the TSX was renewed on December 11, 2023, enabling us to repurchase up to 2,281,339 of our common shares during the period of December 13, 2023 to December 12, 2024. We also have an Automatic Share Purchase Plan with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods within certain pre-established parameters.

We believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, the repurchase of outstanding common shares are an appropriate use of available Company funds. We repurchased 129,036 common shares for an aggregate price of $10.0 million during 2023, compared to the repurchase of 1,085,676 common shares for an aggregate price of $65.3 million during 2022.

During 2023, we completed a public common share offering and issued 3,108,450 shares from treasury, including 405,450 shares issued in connection with the exercise in full of the over-allotment option, at a price of $92.50 for gross proceeds of $287.5 million (net proceeds of $277.8 million after share issuance costs).

Other
Outstanding Share Data
Common share outstanding were 114,066,995 at December 31, 2023 and February 28, 2024. No shares were repurchased between January 1, 2024, to February 28, 2024 under the NCIB and Automatic Share Purchase Plan.

Contractual Obligations
As part of our operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, lease arrangements, purchase and service obligations, and other obligations at December 31, 2023, on an undiscounted basis.

	Payment Due by Period
(In millions of Canadian dollars)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years
Debt	1,135.1	148.4	196.3	540.4	250.0
Interest on debt	200.9	50.8	82.9	47.0	20.2
Bank indebtedness	23.6	23.6	—	—	—
Lease liabilities	667.8	119.4	228.3	153.9	166.2
Variable lease payments and other lease obligations	338.7	56.6	95.4	76.2	110.5
Restoration	31.8	5.5	7.4	7.5	11.4
Purchase and service obligations	130.3	67.0	61.8	1.5	—
Other obligations	158.4	63.8	61.7	1.6	31.3
Total contractual obligations	2,686.6	535.1	733.8	828.1	589.6

For further information regarding the nature and repayment terms of our long-term debt, refer to the Cash Flows and Capital Management sections of this MD&A and notes 16 and 25 in our 2023 audited consolidated financial statements, incorporated by reference.

Our lease arrangements include non-cancellable rental payments for office space, vehicles, and other equipment. Purchase and service obligations include enforceable and legally binding agreements to purchase future goods and services. Other obligations include amounts payable for our restricted share, deferred share, and performance share units issued under our Long-Term Incentive Plan and obligations for our end of employment benefit plans. Failure to meet the terms of our lease payment commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement. The above table does not include obligations to fund defined benefit pension plans, although we make regular contributions. Funding levels are monitored regularly and reset with triennial funding valuations performed for the pension plans’ board of trustees; the most recent were completed as at March 31, 2021. The Company expects to contribute approximately $7 million to the pension plans in 2024.

Management's Discussion and Analysis
December 31, 2023	M-24	Stantec Inc.

Off-Balance Sheet Arrangements
We have an additional separate letter of credit facility outside of our revolving credit facility that provides letters of credit up to $100.0 million. As at December 31, 2023, we had off-balance sheet financial arrangements relating to letters of credit under our revolving credit facility of $2.4 million and $57.0 million in aggregate letters of credit outside of our revolving credit facility. The letters of credit expire at various dates before January 2025, except for $15.4 million that have open-ended terms. These—including the guarantees of certain office rental obligations—were issued in the normal course of operations.

Also, in the normal course of operations, our surety facilities allow for the issuance of bonds for certain types of project work. These bonds are intended to provide owners with financial security regarding the completion of their project in the event of default. At December 31, 2023, bonds issued under our surety facilities included $16.6 million in bonds for Construction Services (discontinued operations sold in 2018) expiring on completion of the associated projects. The estimated completion dates of these projects are before July 2024. Although we remain obligated for these instruments, the purchaser of the Construction Services business has indemnified Stantec should any of these obligations be triggered. We also have $20.3 million in bonds for our continuing operations expiring on completion of the associated projects. The estimated completion dates of these projects are before August 2029.

In the normal course of business, we also provide indemnifications and, in limited circumstances, surety bonds and guarantees. These are granted on commercially reasonable contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. We also indemnify our directors and officers against any and all claims or losses reasonably incurred in the performance of their service to Stantec to the extent permitted by law. These indemnifications may require us to compensate the counterparty for costs incurred through various events. The terms of these indemnifications and guarantees will vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay counterparties. Historically, we have not made any significant payments under such indemnifications or guarantees, and no amounts have been accrued in our consolidated financial statements with respect to these guarantees.

Financial Instruments and Market Risk
We continue to hold total return swap (TRS) agreements with financial institutions to manage a portion of our exposure to changes in the fair value of our shares for certain cash-settled share-based payment obligations. The TRS agreements fix the impact that our share price has on the payments required to settle the obligations for restricted share units (RSUs) and deferred share units (DSUs).

An interest rate swap, which hedged the interest rate variability on tranche C of the term loan, matured in June 2023, resulting in the recognition of a realized gain of $2.0 (2022 - unrealized gain of $4.3 ($3.3 net of tax) through OCI).

These arrangements are further described in note 24 of our 2023 audited consolidated financial statements, incorporated by reference.

Market risk
We are exposed to various market factors that can affect our performance, primarily our currency and interest rates. The conflicts in Ukraine and the Middle East and the transition to higher inflationary environments have had adverse financial impacts on the global economy, but we have not seen a significant increase in our risk exposure. Management is closely monitoring the impacts on our risk exposure and will adjust our risk management approach as necessary.

Credit risk
Our credit risk is highly diversified across clients, industries and geographies and our customers are primarily public sector entities and high-quality private clients. We limit our exposure to credit risk by placing our cash and cash equivalents in short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. We mitigate risk associated with these bonds and equities through the overall quality and mix of our investment portfolio.

Currency
Our currency exchange rate risk results primarily from the following three factors:

Management's Discussion and Analysis
December 31, 2023	M-25	Stantec Inc.

1.A significant portion of our revenue and expenses are in foreign currencies, primarily in US dollars, British pounds, and Australian dollars. Therefore, we are exposed to fluctuations in exchange rates to the extent that
a.Foreign currency revenues greater than foreign currency expenses in a strengthening Canadian dollar environment will result in a negative impact on our income from operations.
b.Foreign currency revenues greater than foreign currency expenses in a weakening Canadian dollar environment will result in a positive impact on our income from operations.
2.Foreign exchange fluctuations may also arise on the translation of the balance sheet of foreign subsidiaries where the functional currency is different from the Canadian dollar, and they are recorded in other comprehensive income. We do not hedge for this foreign exchange translation risk.
3.Foreign exchange gains or losses arise on the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and long-term debt) held in our Canadian, US, and other foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward foreign currency contracts.

Although we may buy or sell foreign currencies in exchange for Canadian dollars in accordance with our foreign exchange risk mitigation strategy, on occasion we may have a net exposure to foreign exchange fluctuations because of the timing of the recognition and relief of foreign-denominated assets and liabilities.

Interest rates
Changes in interest rates also present a risk to our performance as we are subject to interest rate cash flow risk to the extent that our credit and term loan facilities are based on floating interest rates. In addition, we are subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds. The effect of a 1.0% increase or decrease in the interest rate on our revolving credit and term loan facilities at December 31, 2023 (with all other variables held constant) would have decreased or increased net income by $4.0 million, respectively.

Price risk
We are subject to market price risk to the extent that our investments held for self-insured liabilities contain equity funds. This risk is mitigated because the portfolio of equity funds is monitored regularly and is appropriately diversified. For our investments held for self-insured liabilities, the effect of a 5.0% increase or decrease in equity prices at December 31, 2023 (with all other variables held constant) would have increased or decreased net income by $3.0 million, respectively.

We are also exposed to changes in our share price arising from our cash-settled share-based payments as our obligation under these arrangements is based on the price of our shares. We have entered into TRS agreements to mitigate a portion of our exposure to this risk for RSUs and DSUs. For our performance share units, the effect of a 10.0% increase or decrease in the price of our shares at December 31, 2023 (with all other variables held constant) would have decreased or increased net income by $3.6 million, respectively.

Related-Party Transactions
We have subsidiaries that are 100% owned and are consolidated in our financial statements. We also have agreements in place with several structured entities to provide various services, including architecture, engineering, planning, and project management. From time to time, we enter into transactions with associated companies and other entities pursuant to a joint arrangement. In 2023, total sales to our joint ventures were $96.3 million, and at December 31, 2023, receivables from our joint ventures were $16.7 million.

From time to time, we guarantee the obligations of a subsidiary or structured entity for lease agreements, service agreements, credit facility agreements, and obligations to a third party pursuant to an acquisition agreement. In addition, we may guarantee service agreements for associated companies, joint ventures, and joint operations. (Transactions with subsidiaries, structured entities, associated companies, joint ventures, and joint operations are further described in note 33 of our 2023 audited consolidated financial statements and are incorporated by reference in this MD&A.)

Management's Discussion and Analysis
December 31, 2023	M-26	Stantec Inc.

Key management personnel have authority and responsibility for planning, directing, and controlling the activities of our Company. Total compensation to key management personnel and directors recognized as an expense was $53.0 million in 2023 and $23.6 million in 2022.

Critical Accounting Estimates, Developments, and Measures

Critical Accounting Estimates
The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires us to make various judgments, estimates, and assumptions. Note 5 of our December 31, 2023, audited consolidated financial statements outlines our significant accounting estimates and is incorporated by reference in this MD&A.

The accounting estimates discussed in our consolidated financial statements are considered particularly important because they require the most difficult, subjective, and complex management judgments. Accounting estimates are done for the following:
•Revenue and cost recognition on contracts
•Assessment of impairment of non-financial assets
•Fair values on business combinations
•Leases
•Provision for self-insured liabilities and claims
•Employee defined benefit plans, and
•Taxes

The conflicts in Ukraine and the Middle East and the transition to higher inflationary environments have contributed to increased global economic and financial volatility; however, there have been no significant impacts on our results. We continue to monitor these impacts on our financial operations and financial position. Uncertainties inherent in making assumptions and estimates regarding unknown future outcomes may result in significant differences between estimates and actual results. We believe that each of our assumptions and estimates is appropriate to the circumstances and represents the most likely future outcomes.

Unless otherwise specified in our discussion of specific critical accounting estimates, we expect no material changes in overall financial performance and financial statement line items to arise, either from reasonably likely changes in material assumptions underlying an estimate or within a valid range of estimates from which the recorded estimate was selected. In addition, we are not aware of trends, commitments, events, or uncertainties that can reasonably be expected to materially affect the methodology or assumptions associated with our critical accounting estimates, subject to items identified in the Risk Factors, Outlook, and Cautionary Note Regarding Forward-Looking Statements sections of this MD&A.

Accounting Developments
Recently Adopted
The following amendments were effective January 1, 2023 and did not have a material impact on our consolidated financial statements.
•Definition of Accounting Estimates (Amendments to IAS 8)
•Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
•Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

In May 2023, the IASB issued International Tax Reform—Pillar Two Model Rules (Amendments to IAS 12). The amendments provide a mandatory immediate temporary exception to accounting for deferred taxes arising from the Organisation for Economic Co-operation and Development's (OECD) international tax reform and introduce additional disclosure requirements for annual financial statements. The amendments were effective immediately upon issue and were applied retrospectively. We have applied the exception to recognizing deferred tax assets and liabilities related to Pillar Two income taxes.

Management's Discussion and Analysis
December 31, 2023	M-27	Stantec Inc.

Future Adoptions
The list below includes issued standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective. We are currently considering the impact of adopting these standards, amendments, and interpretations on our consolidated financial statements and cannot reasonably estimate the effect at this time.
•Classification of Liabilities as Current or Non-current (Amendments to IAS 1) and Non-current Liabilities with Covenants (Amendments to IAS 1)
•Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)
•Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)
•Lack of Exchangeability (Amendments to IAS 21)

These standards, amendments, and interpretations are described in note 6 of our December 31, 2023, audited consolidated financial statements and are incorporated by reference in this MD&A.

Materiality
We determine whether information is material based on whether we believe that a reasonable investor’s decision to buy, sell, or hold securities in our Company would likely be influenced or changed if the information was omitted, obscured, or misstated.

Definitions of Non-IFRS and Other Financial Measures
This Management’s Discussion and Analysis includes references to and uses terms that are not specifically defined in IFRS Accounting Standards and do not have any standardized meaning prescribed by IFRS Accounting Standards. These measures and terms are defined below. These non-IFRS and other financial measures may not be comparable to similar measures presented by other companies. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Non-IFRS Financial Measures and Ratios

Adjusted Measures
We use several adjusted financial measures because we believe they are useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance). These adjusted measures also provide supplemental measures of operating performance and improve comparability of operating results from one period to another, thus highlighting trends that may not otherwise be apparent when relying solely on IFRS Accounting Standards financial measures. Unless otherwise noted, a reconciliation of these adjusted measures to the most directly comparable IFRS Accounting Standards measure is included on page M-8.

Adjusted EBITDA represents net income from continuing operations before interest expense, income taxes, depreciation of property and equipment, depreciation of lease assets, amortization of intangible assets, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and other adjustments for other specific items that are significant but are not reflective of our underlying operations. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted EBITDA as a measure of pre-tax operating cash flow. The most comparable IFRS Accounting Standards measure for adjusted EBITDA is net income.

Adjusted Net Income represents net income from continuing operations excluding the amortization of intangibles acquired through acquisitions, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and adjustments for other specific items that are significant but are not reflective of our underlying operations, all on an after-tax basis. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted net income as a measure of overall profitability. The most comparable IFRS Accounting Standards measure for adjusted net income is net income.

Adjusted Earnings Per Share (EPS) is a non-IFRS ratio calculated by dividing adjusted net income (defined above) by the basic and diluted weighted average number of shares outstanding, respectively.

Management's Discussion and Analysis
December 31, 2023	M-28	Stantec Inc.

Adjusted Return on Invested Capital (ROIC) is a non-IFRS ratio that represents our full year adjusted net income (defined above) before tax-adjusted interest relative to our average aggregate net debt and adjusted shareholders’ equity, determined annually. Average net debt and adjusted shareholders’ equity are calculated using balances from past years. Adjusted shareholders’ equity includes the impact of adjusted net income from continuing operations (as defined above). We use adjusted ROIC to evaluate annual returns generated on our debt and equity capital. The most comparable IFRS Accounting Standards measure for adjusted net income before tax-adjusted interest is net income. The most comparable measure for adjusted shareholders’ equity is shareholders’ equity. A quantification of adjusted ROIC and a reconciliation of its components is included in the Additional Reconciliations of Non-IFRS Financial Measures on page M-30.

Net Debt to Adjusted EBITDA. As part of our assessment of our capital structure, we monitor net debt to adjusted EBITDA, a non-IFRS ratio. It is defined as the sum of (1) long-term debt, including current portion, and bank indebtedness, less cash and cash equivalents, divided by (2) adjusted EBITDA (as defined above). Net debt to adjusted EBITDA is quantified in the Liquidity and Capital Resources section on page M-23.

Free Cash Flow is used to monitor the availability of discretionary cash as part of our capital management. It is defined as operating cash flows less capital expenditures and net lease payments. A reconciliation of free cash flow to its most comparable IFRS Accounting Standards measure, cash flows from operating activities, is included in the Additional Reconciliations of Non-IFRS Financial Measures on page M-30.

Margin. We calculate margin as a percentage of net revenue and monitor margin in comparison to our internal targets. Margin is a non-IFRS ratio when applied to non-IFRS financial measures.

Constant Currency Basis and Impact of Foreign Exchange. We monitor the impact of changing foreign exchange rates, quantify foreign exchange impacts, and, from time to time, prepare analyses on a constant currency basis (i.e., excluding the impact of foreign exchange) to better understand changes in activity. Amounts presented on a constant currency basis are non-IFRS financial measures; related fractions and percentages are non-IFRS ratios.

Compound Annual Growth Rate (CAGR) is a metric we use to evaluate the growth in our business. It represents the growth rate over a period of time on an annual compounded basis. CAGR is a non-IFRS ratio when applied to non-IFRS financial measures.

Supplementary Financial Measures

Days Sales Outstanding (DSO). DSO is a metric we use to evaluate the efficiency of our working capital. It represents the average number of days to convert our trade receivables, unbilled receivables, contract assets, and deferred revenue to cash. We calculate DSO by annualizing gross revenue for the quarter as reported under IFRS Accounting Standards.

Organic Growth (Retraction) and Acquisition Growth. To evaluate our performance, we quantify the change in revenue and backlog as either related to organic growth (retraction), acquisition growth, or the impact of foreign exchange. Revenue and backlog earned by acquired companies in the first 12 months following an acquisition is reported as growth from acquisitions and thereafter as organic growth (retraction). Organic growth (retraction) excludes the impact of foreign currency fluctuations. From time to time, we also quantify the impacts of certain unusual events to organic growth (retraction) to provide useful information to investors to help better understand our financial results.

Margin (defined above) is a supplementary financial measure when applied to IFRS measures.

Compound Annual Growth Rate (CAGR) (defined above) is a supplementary financial measure when applied to IFRS Accounting Standards financial measures.

Current ratio is a supplementary financial measure calculated by dividing current assets by current liabilities that we use in assessing overall liquidity.

Working capital is a supplementary financial measure that we use as a measure for assessing overall liquidity. It is calculated by subtracting current liabilities from current assets.

Management's Discussion and Analysis
December 31, 2023	M-29	Stantec Inc.

Capital Management Measures

Net debt and total capital managed are categorized as capital management measures and quantified on page M-23.

Additional Reconciliations of Non-IFRS Financial Measures

Free Cash Flow

(In millions of Canadian dollars)	2023	2022
Net cash flows from operating activities	544.7	304.3
Less: capital expenditures (property and equipment and intangible assets)	(100.6)	(74.9)
Less: net lease payments	(125.0)	(153.7)
Free cash flow (note)	319.1	75.7
See the Definitions section of this MD&A for a discussion of free cash flow, a non-IFRS measure.

Adjusted Return on Invested Capital

(In millions of Canadian dollars, except ratios)	2023	2022
Adjusted net income (note 1)	408.4	347.1
Add back: net interest expense	91.0	64.0
Deduct: income taxes on net interest expense (note 2)	(20.5)	(15.4)
Adjusted net income before net interest (net of tax)	478.9	395.7

Average shareholders' equity (note 3)	2,414.4	2,083.8
Cumulative impact on average shareholders' equity of:
Adjusted net income (note 1)	462.8	377.5
Discontinued operations (note 4)	111.9	111.9
Average adjusted shareholders' equity	2,989.1	2,573.2
Average net debt (note 3)	1,196.2	1,185.2
Average aggregate net debt and adjusted shareholders' equity	4,185.3	3,758.4
Adjusted ROIC (note 5)	11.4%	10.5%
(1) Adjusted net income is a non-IFRS measure. See the Definitions section of this MD&A for our discussion of non-IFRS measures used and the reconciliation of adjusted net income to the most comparable measure as reported under IFRS on M-8. The cumulative impact of adjusted net income includes the impact on average shareholders’ equity of all historical differences between net income and adjusted net income, including $77.2 million related to the year ended December 31, 2023 (2022 - $100.1 million).
(2) Calculated using normalized tax rate of 22.5% in 2023 and 24.0% in 2022.
(3) Average shareholder’s equity and average net debt represents the moving average of the past four quarters.
(4) Cumulative impact of discontinued operations includes the impact on average shareholders’ equity of net income (loss) from discontinued operations (net of tax), including $12.0 million in 2020 and ($123.9 million) in 2018.
(5) Adjusted ROIC is a non-IFRS measure. See the Definitions section of this MD&A for our discussion of non-IFRS measures used, including the components of the adjusted ROIC calculation.

Risk Factors
Overview
To deliver on our vision and strategic objectives, we continually identify and manage potential Company-wide risks and uncertainties facing our business. We view each risk in relation to all other risks, because the risks considered, and the actions taken to mitigate them may create new risks to the Company.

To effectively manage risks, our Enterprise Risk Management (ERM) program
•Maintains a framework to support our efforts to manage risk effectively, transparently, and consistently
•Reviews our risk profile continuously and iteratively so risks are identified and managed as they evolve

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December 31, 2023	M-30	Stantec Inc.

•Aligns and embeds risk management into key processes, including strategic planning to reduce the effect of uncertainty on achieving our objectives
•Engages multiple sources within the organization for risk identification and assessment to ensure that the ERM program is dynamic, inclusive, and is supported by the best available information
•Reports to our executives, Board of Directors, and Audit and Risk Committee (ARC) to provide assurance on the effectiveness of our risk management process

Board Governance and Risk Oversight
Stantec’s Board of Directors provides strategic direction to and guidance on the ERM program. The Board has delegated the responsibility for oversight of the program to the ARC.

The ARC supports the development and evolution of
•Appropriate methods to identify, evaluate, mitigate, and report the principal risks inherent to our business and strategic direction
•Systems, policies, and practices appropriate to address our principal risks
•A risk appetite appropriate for our organization

In addition, the ARC monitors the Company’s cybersecurity program and countermeasures to ensure security of Stantec’s information technology systems.

Board members regularly receive a comprehensive risk report and provide their feedback and recommendations. The ARC receives quarterly reports on the changes in principal risks, mitigation strategies, and any emerging risks.

In addition to the ARC, two other Board committees have roles in risk management:
•The Sustainability and Safety Committee (SSC) provides oversight with a focus on health and safety and other relevant operational risk exposures. In addition, the SSC focuses on environmental, social, and governance (ESG) risks, including climate-related risks and the transition to a sustainable, net-zero economy.
•The Corporate Governance and Compensation Committee (CGCC) guides the deployment of an effective corporate governance system to manage the Board’s composition and overall stewardship responsibility and ensures that management maintains policies designed to support an effective compliance, integrity, and ethics program. The CGCC also oversees Stantec’s executive compensation program and ensures that our pay structure encourages profitable decisions, but not undue risk taking.

Management Oversight
The C-Suite is directly accountable to the board for all risk-related activities and risk management practices. Responsibility for risk management is shared across the organization. Risk management is also part of our day-to-day operations and is included in our key decision-making processes like project go/no-go decisions and strategic planning.

The C-Suite is supported by numerous teams—Legal; Health, Safety, Security, and Environment (HSSE); Human Resources (HR); Information Technology (IT); Finance; Corporate Sustainability; and others—that provide risk management and compliance functions across the organization and work with management to design and monitor appropriate risk mitigation. Our Internal Audit team provides independent assurance regarding the effectiveness and efficiency of our Company-wide risk management.

Principal Risks and Uncertainties
Management remains confident in our ability to achieve the Company’s long-term corporate objectives; however, consistent with our peers, we are exposed to risks and uncertainties. Our risk assessment has identified our most significant risks, which are described in the Risks section below. If any risks occur, individually or in combination, our business, financial condition, results of operations, and prospects could be materially and adversely affected. Given our assessment and mitigation efforts, we do not expect any such material adverse impacts, but we plan for them as part of our ERM processes.

Management's Discussion and Analysis
December 31, 2023	M-31	Stantec Inc.

The risks and uncertainties described in this MD&A are not the only ones we face. Additional risks and uncertainties—that we are unaware of but currently believe are not material, or that may arise based on new developments—may also become important factors that adversely affect our business. In addition, the cumulative impact of multiple risk factors arising is a risk.

Risks
A cybersecurity breach may cause loss of critical data, interrupt operations, and cause prejudice to our clients.
We rely on computers, large enterprise systems, and information and communication technologies, including third-party vendor systems to conduct our business.

Stantec’s internal business practices as well as our contracts with clients require that we protect the Company’s and our clients’ confidential information from disclosure. In addition, we are subject to privacy and protection of personal information laws in various jurisdictions. Although we devote significant resources to securing Stantec’s information technology systems and have strong vetting processes for third-party systems we rely on, a breach in cybersecurity is inherently high risk as the occurrence, sophistication, and severity of cybersecurity attacks continues to rise, and hackers adopt artificial intelligence tools and other innovations. The risk of cybersecurity attacks has also increased as a result of geopolitical tensions, as vulnerabilities may be probed by state-sponsored malefactors.

If our systems are breached, we could be exposed to system interruptions, delays, loss of employee personal data and confidential information, and loss of critical data that could delay or interrupt our operations. Loss of any sensitive and confidential data or the unauthorized disclosure of proprietary or personal information may harm our clients, employees, and others. Other possible adverse impacts include remediation and litigation costs, regulatory penalties, costs associated with increased protection, lost revenues, and reputational damage leading to lost clients or projects.

Failure to attract, retain, and mobilize skilled employees could harm our ability to execute our strategy.
There is strong competition for skilled employees in our industry and Stantec derives revenue almost exclusively from services performed by our employees. The failure to attract, retain, and mobilize highly qualified staff could impede our ability to compete for new projects, deliver successfully on projects, effectively execute our backlog, or maintain or expand client relationships.

Employee turnover requires the Company to dedicate time and resources to identifying, hiring, training, and integrating new employees. High turnover rates also interrupt succession planning, project work, and may lead to the loss of project expertise, special qualifications, or security clearances, all of which could impact client relationships or our ability to execute on backlog. Competition for employees may also result in compensation inflation, impacting our margins and profitability.

Geopolitical events may result in additional risks to our business.
Geopolitical events around the world, such as the conflicts in Ukraine and the Middle East, may trigger new risks or amplify existing risks. The emergence of international relations tensions or military conflicts may lead to political uncertainty and social unrest, terrorism, supply chain issues, adverse macroeconomic conditions, market volatility, slowing growth forecasts, decreased public spend, workforce disruptions, sanctions against particular individuals or entities, and an increased risk of cyberattacks and ransomware activity, among other things. Each of these factors could disrupt our business and impact our financial performance. Even if Stantec does not operate in the countries experiencing armed military conflicts or geopolitical tensions, our business and financial performance may be impacted due to ripple effects that geopolitical events may have on the world economy, energy markets, global trade, security, and supply chains. We exercise due diligence to minimize the potential of working with sanctioned entities or individuals and monitor any other sanctions that may be imposed due to geopolitical events. Non-compliance with sanctions or other international responses by Stantec or our business counterparts may expose Stantec to reputational and financial risks.

Stantec does not have physical offices in Ukraine, Russia, Belarus, or the Middle East. If we decide to pursue projects in areas of conflict, we will exercise due diligence to manage our risk exposure, including, most importantly, measures related to the safety of our staff.

Project workplaces can be dangerous. The failure to work safely on project sites could have an adverse impact on Stantec’s business, reputation, financial condition, and results of operations.
Project sites can be dangerous due to the presence of hazardous materials and conditions, large moving equipment, and vehicle traffic. With projects and office locations across the globe, our employees may be exposed to such events

Management's Discussion and Analysis
December 31, 2023	M-32	Stantec Inc.

as civil unrest, criminal activity, acts of terrorism, severe weather events, public health crises and other impacts of political, social, environmental, and economic problems.

Though we invest in employee training and a robust program that is focused on the health, safety, and security of our employees, we are exposed to the risk of loss of life, personal injury, or environmental or other damage to our property or the property of others. We could be subject to civil or statutory liability arising from injuries or deaths or be held liable for either uninsured damages or damages higher than our insurance coverage.

We may also incur additional costs on projects due to delays arising from health and safety incidents. The failure to maintain a strong safety record may also result in losing client confidence and future projects.

Climate change creates both risks and opportunities for Stantec.
Transitioning to a sustainable, net-zero economy may entail extensive regulatory, legal, technology, and market changes to our business and reporting obligations. The failure to adequately anticipate and comply with emerging reporting requirements and meet industry, stakeholder and investor expectations may create financial and reputational risks and impact our brand. Risks associated with transitioning to a sustainable economy include the following:

Legal and Regulatory Risks

Transitioning to a lower-carbon economy may present risks in the form of current and new environmental and climate-related risk reporting regulations, laws, and policies. Current regulations applicable to Stantec include the Streamlined Energy and Carbon Reporting in the UK and the Corporate Sustainability Reporting Directive in Europe, which will be implemented in a phased approach. Notable forthcoming regulations include the climate-related disclosure requirements from the US Securities and Exchange Commission and the Canadian Securities Administrators. Potential consequences of non-compliance with such regulations could include loss of market standing and reputation as well as financial losses arising from lawsuits, fines, and penalties. Required actions to comply with new laws and regulations could result in increased costs for Stantec and introduce the possibility of non-compliance. Additional costs or delays due to environmental laws could also possibly prevent or delay a project from going forward.
Because these same legal and regulatory risks also impact our clients, there are opportunities for Stantec to provide ESG advisory services as clients look for subject matter expertise to navigate and comply with new requirements.

Market and Reputational Risks

Companies’ climate change and sustainability actions are increasingly being considered by investors and other stakeholders.

Stantec has made ESG and climate commitments, including aligning our corporate financing strategy with our ESG performance by issuing a sustainability-linked loan with emissions and equity-related key performance indicators, setting a 1.5ºC, validated, near-term science-based emissions reduction target, and committing to achieving operational carbon neutrality and then net zero. While we are committed to achieving these targets within stated timeframes, our ability to do so is subject to uncertainties. For example, if emissions reductions are impacted by an unexpected increase in travel or the activities of an acquired company and we do not meet our verified science-based emissions reduction targets, we could suffer reputational damage and potentially receive a penalty on our sustainability-linked loan. Stantec’s reputation and market positioning may be influenced or harmed by investors’ perception of our ESG decisions, our failure to reach stated targets or achieve commitments, or if greenwashing allegations are made (the practice of misrepresenting the impact of corporate sustainability actions which results in misleading investors and consumers).

Physical Risks

The probability and unpredictability of extreme weather events may continue to increase due to climate change. While Stantec provides people-based professional services and operates in primarily leased office space, the physical consequences of climate change (such as increasing temperatures, rising sea levels, extreme heat, fires, floods, earthquakes, hurricanes, tornadoes, droughts, and similar events) may cause damage to the buildings we occupy, delay or damage to our projects, and cause staff-related impacts such as illness, health issues, or the inability to travel to work or work remotely. In addition, extreme weather events may limit the amount of time our employees can be in the field, resulting in project delays or loss of revenue. Our business interruption risk is further exacerbated by

Management's Discussion and Analysis
December 31, 2023	M-33	Stantec Inc.

the increasing number and severity of extreme weather events. Each of these factors may create financial risks for Stantec’s business or otherwise have a material adverse effect on its financial position.

Stantec has a robust business continuity plan, office locations across the globe, and staff that are generally able to work remotely, all of which minimize the impact of any regional disruptions caused by climate change events on overall operations. In addition, through our expertise, we are able to participate in disaster preparedness planning and infrastructure recovery and assist in rebuilding communities experiencing impacts of severe weather events.

Force majeure events may negatively impact our ability to execute our strategy, operate our business, or maintain our financial performance.
Stantec’s offices, IT infrastructure, project sites, and staff may be impacted by events beyond our control, such as pandemics, natural disasters, extreme weather, telecommunications failures, and acts of war or terrorism. Such events could adversely affect the health and safety of our employees, as well as our business, operations, and financial results.
Stantec’s strong business continuity program and our diversity of geographies, business lines, and clients helps us manage risk; however, a major event could impact our ability to operate and may put our employees and clients at risk.

Claims and litigation against us could adversely impact our business.
In the ordinary course of our business, Stantec may be threatened with or named as a defendant in claims or other legal proceedings. Defending a lawsuit may require financial resources and management attention, and could result in fines, penalties, damages, substantial legal fees, or injunctive relief. Even if Stantec is successful in defending a lawsuit, there may be reputational damage. The threat of a major loss—such as the filing of a design-defect lawsuit against Stantec for damages that exceed Stantec’s professional liability insurance limits—could adversely impact our business even if, after several years of protracted legal proceedings, Stantec is ultimately found not liable for the loss or claim. In recent years, this risk is higher due to the increased complexity of the projects we are involved in as well as increased claims in the industry and a hardening insurance market.

If we are not able to source suitable acquisition targets, control acquisition-related risks, or successfully manage our acquisition integration program, our business and results of operations may be adversely affected.
An integral part of Stantec’s growth strategy is pursuing the acquisition of firms that bolster Stantec’s presence in key business lines and geographies and drive organic growth. When sourcing acquisition targets, Stantec may face strong competition from other acquirers, which can put upward pressure on purchase prices. Suitable acquisition candidates may be more difficult to find, available for a shorter window of time, and may be at multiples or under terms that are unfavorable. Expansion into new geographies may require significant resources to identify new risks, appropriately adjust the acquisition due diligence process, and successfully integrate acquired companies.

Acquisitions and integrations involve many risks and uncertainties which may adversely affect their anticipated benefits, and which may ultimately have a negative impact on our business, financial condition, and results of operations. The failure to effectively and timely integrate acquired companies may prevent us from achieving the key objectives of our acquisition program, including broadening our professional service offerings, market penetration, profitability, and geographic presence.

Risks encountered in connection with the acquisition and integration of companies include, but are not limited to:
•Significant cash expenditures, stock issuances or the incurrence or assumption of debt may be required
•Our ability to identify and quantify all significant risks during the due diligence process
•The assumption of certain liabilities associated with an acquired business, which may be known or unknown
•Our ability to complete acquisitions on acceptable terms and conditions, within planned timeframes, or at all
•The potential for decreased operating income or operating margins as a result of an acquisition, or our inability to recover investments made in connection with an acquisition
•Stantec’s exposure to operational, information security, internal controls, and cybersecurity risks due to the delay in transitioning an acquired business’ personnel, information technology and financial management systems
•Costs incurred during the integration process, which may be significant

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December 31, 2023	M-34	Stantec Inc.

•Disruption to an acquired business in connection with integration, including key personnel, client, and other relationships
•Disruption to cash flow resulting from the financial migration process of integrating the acquired business

Any of these risks could adversely affect Stantec’s business and result in costs, delays, disruptions or other financial or operational issues.

There are additional compliance requirements and risks as a government contractor.
Stantec provides services to government agencies, and as such, we are subject to unique contract terms and various laws and regulations that are applicable to government contractors. Some of these contract terms and related government policies may, among other things, permit the government to terminate a contract for convenience or prohibit us from equitably balancing liability. In addition, applicable laws and regulations often impose additional requirements and some may control or restrict how we conduct our business. Complying with these requirements could require additional internal controls and increase costs as well as introduce additional regulatory oversight. Moreover, government scrutiny of contractors’ compliance with these laws and regulations through audits and investigations is inherent in government contracting; and from time to time, we may receive inquiries, subpoenas, and similar demands related to our ongoing business with government entities. The failure to comply with the terms of a government contract or applicable laws, regulations and policies, or any violations stemming from an audit or investigation, could result in the termination of a contract, civil or criminal liability, penalties, suspension or debarment from eligibility for awards of new government contracts or option renewals, and could also potentially harm Stantec’s reputation, market standing, and revenues.

Stantec also performs services under contracts that are classified or subject to security restrictions. The failure to manage classified contract requirements or the mishandling of classified information could harm key client interests, damage Stantec’s reputation, and cause financial loss. In its performance of classified contracts, Stantec is required to observe certain requirements related to its foreign ownership, control, or influence. In addition, Stantec’s employees engaged on classified contracts may be required to obtain and retain security clearances. The failure to observe these requirements or inability to maintain security clearances could result in Stantec losing the ability to perform classified contracts.

Reduced demand for Stantec’s services may impact our revenue generation, backlog, and organic growth projections.
Demand for our services is vulnerable to economic conditions and events. As we expand our global presence, we are exposed to geopolitical risks and macroeconomic fluctuations. Inflation, increasing interest rates, currency fluctuations, financial and commodity market volatility, and credit market disruptions may negatively affect the willingness and ability of our clients to deploy capital or to obtain credit to finance their businesses on acceptable terms. This may impact their ability to pay us on time or at all for our services, which, in turn, may adversely affect our backlog, working capital, earnings, and cash flows. Our public sector clients may divert or reduce spending due to an unfavorable macroeconomic environment or as a result of geopolitical events, which could also impact the demand for our services or our backlog.
Clients may seek to reduce, change, or cancel the services they purchase, or demand more favorable contract terms, including lower prices. We may face further competition due to economic conditions, which may lead to unfavorable contract terms that cause revenue and margin reductions and increased liability. In addition, our project margin, calculated as net revenue minus direct payroll costs, may be impacted by wage inflation and challenges in recovering increased labor through our contract rates.

Further, our “backlog”, which we define as the total value of all contracts that have been awarded less the total value of work completed on these contracts as of the reporting date, may be affected by project delays, suspensions, cancellations, or scope adjustments that may occur from time to time due to considerations beyond Stantec’s control. Stantec’s contracts may contain provisions that allow the client to terminate the contract upon providing us with notice within a specified time. If one or more significant contracts were terminated, Stantec’s reported backlog could be adversely affected.

In the event our business lines are affected by economic or societal conditions, reduced public or private sector capital spend, changed demand for project types, or delayed or cancelled projects, we may have difficulty increasing our market share and achieving organic growth objectives.

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December 31, 2023	M-35	Stantec Inc.

Failure to maintain effective operational management practices may adversely affect Stantec’s financial condition and results of operations.
For Stantec to succeed, our internal processes—including billing and collection tools, project management, subcontractor management, administrative overhead, participation in joint arrangements, and the rate at which Stantec utilizes its workforce— must be managed effectively.

The following risks may result in additional costs, lower profits or project losses:

Uncollectable accounts or long collection cycles

At any time, Stantec carries a material amount of accounts receivable on its balance sheet, which is attributable to numerous contracts and clients. While we perform regular reviews of accounts receivable to identify clients with overdue payments and resolve issues causing any delays, there is no certainty that outstanding accounts receivable will be paid on a timely basis or at all.

Inefficiencies in invoicing clients or any delays experienced due to the integration of acquired businesses could increase the amount of time required to convert our unbilled receivables, trade and other receivables, and contract assets to cash. Delays in billing and collection of accounts receivable may impact our operating cash flows and require Stantec to increase its borrowings to meet working capital requirements.

Utilization

Our inability to effectively manage the Company’s workforce and maintain adequate utilization (defined as the number of work hours billable by our professional staff to clients) may lead to decreased profitability and margins. The following factors may impact utilization: our ability to adequately allocate resources between projects and promptly transition staff to new projects, the pace at which we integrate professional staff following an acquisition, the quality of our internal procedures and systems, and our practices related to staff training and continuity of professional expertise.

Cost overruns on fixed-price contracts

Our contract profile includes fee-for-service and fixed price contracts that are based on cost and scheduling estimates and assumptions regarding productivity, performance, future economic conditions, and availability of experienced personnel, materials, and equipment. If our estimates and assumptions are inaccurate, or if there are changes to the scope of a project, project schedules, or to the costs of labor, equipment, and materials, then cost overruns may occur. As a result, Stantec may experience reduced profits, losses under these contracts, or claims for damages arising out of the Company’s failure to meet schedule or performance requirements. If cost overruns impact multiple contracts, there may be an adverse effect on our financial performance.

Failure to manage subcontractor performance

Profitably completing some contracts depends on the satisfactory performance of subcontractors and subconsultants engaged by Stantec. If these third parties do not perform to acceptable standards, or adhere to the contract schedule, Stantec may need to hire others to complete the tasks, which may add costs to a contract, impact profitability, and, in some situations, lead to significant losses and claims.

We may be adversely impacted as a result of participation in joint arrangements

As part of our business strategy, Stantec may enter joint arrangements, such as partnerships or joint ventures, where control is shared with unaffiliated third parties. For certain projects, we have contractual joint and several liability with these parties. In some cases, these joint arrangements may not be subject to the same internal controls (over financial reporting and otherwise) that we follow. Failure by a joint-arrangement partner to comply with rules, regulations, and client requirements may adversely impact Stantec’s reputation, business, and financial condition. We attempt to mitigate these risks with mutual indemnification agreements among joint venture participants making each party liable for damages arising from their own performance.

New or changing policies, regulations, standards, and laws, or new exposures to existing laws, could adversely affect our business operations and results.
Stantec’s business model includes a range of business operating units and jurisdictions, each jurisdiction with its own rules and regulations. As we continue to grow geographically and diversify our business, complying with additional

Management's Discussion and Analysis
December 31, 2023	M-36	Stantec Inc.

laws, regulations and standards could materially increase our costs; non-compliance could have a significant impact on our reputation and results.

Relaxed or repealed laws and regulations could also impact our revenues if demand for our services changes.

Compliance with information security standards, such as those imposed by the US Department of Commerce’s National Institute of Standards and Technology 800-171, Defense Federal Acquisition Regulations, Systems and Organization Controls (SOC) 2, and ISO 27001 are increasingly common requirements to bid on projects as required by clients and regulatory compliance frameworks. Inability to meet those requirements would limit our ability to pursue projects.

New trade barriers, changes in duties or border taxes, and changes in laws, policies, or regulations governing the industries and sectors we work in could mean a decreased demand for our services or cost increases. Such changes cannot be predicted, nor can we predict their impact on our business and clients.

A failure in our IT infrastructure could lead to system interruption and loss of critical data, adversely affecting our operating results.
To sustain business operations and remain competitive, we rely heavily on our core and regional networks, complex server infrastructure and operating systems, communications and collaboration technology, design software, and business applications. A failure in our IT infrastructure could lead to system interruption, loss of critical data, and service delivery delays, all of which may adversely affect our business operations and operating results. Further, we must continually upgrade our applications, systems, and network infrastructure so that our operations are adequately equipped to handle business processes and support all stages of project management. As Stantec continues to grow through acquisitions, our IT infrastructure must be agile and responsive to integrations and the addition of new locations and staff. The failure to maintain and upgrade our IT infrastructure in a timely and efficient manner may negatively impact project execution, integrations, growth objectives, and ultimately our revenues and profitability.

Currency and interest rate fluctuations, inflation, financial market volatility, or credit market disruptions may limit our access to capital.
Several capital market risks could affect our business including currency risk, inflation, interest rate risk, credit risk, market price risk, and availability of capital.

Although we report our financial results in Canadian dollars, a greater portion of our revenues and expenses is generated or incurred in non-Canadian dollars (primarily US dollars, British pounds sterling, and Australian dollars). Fluctuations in exchange rates between the Canadian dollar and the currencies of non-Canadian jurisdictions where we conduct business may impact our financial results.

Our credit facilities carry a floating rate of interest and, as a result, our interest costs have been impacted by recent increases to interest rates. Our senior unsecured notes have reduced our exposure to floating rates. We are subject to interest rate pricing risk and market price risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds, and equity funds, respectively. We are also exposed to changes in our share price, as the obligation under our cash-settled long-term incentive plan is based on the price of our shares. Our expansion plans may be restricted without continued access to debt or equity capital on acceptable terms. These factors may negatively affect our competitiveness and results of operations.

Further details on our market risks are included in the Financial Instruments and Market Risks section of our MD&A. From time to time, we enter into contracts to manage market fluctuation risks.

As well, these market fluctuations may negatively affect the ability of our clients to deploy capital or to obtain credit to finance their businesses on acceptable terms, which will impact their demand for our services and our clients’ ability to pay for our services.

Deficiencies in internal controls over financial reporting may adversely affect Stantec's financial conditions and results of operations.
A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and preparation of our financial statements. Any deficiencies in our internal controls over financial reporting and disclosure controls and procedures could result in a material misstatement in our annual or interim financial statements that may not be prevented or detected on a timely basis. A discovery of a control deficiency or a combination of deficiencies that results in a material weakness will result in

Management's Discussion and Analysis
December 31, 2023	M-37	Stantec Inc.

management and our independent auditors reporting a material weakness in their report on internal controls over financial reporting.

If we do not maintain adequate financial and management personnel, processes, and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our share price and harm our ability to raise capital. Failure to accurately report our financial performance on a timely basis could also jeopardize our continued listing on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) or any other exchange on which our common shares may be listed.

Stantec operates in a highly competitive industry.
Our professional services cover all phases of the project life cycle: planning, design, construction administration, commissioning, operations and maintenance, decommissioning, and remediation. In all these areas, we compete with other large multinational professional services firms, diversified (contracting/consulting) firms, and local, smaller, and specialist providers. Given the expanding demand for the services we provide, additional competitors will likely emerge. Our inability to effectively compete may impact our ability to win projects and could result in reduced revenue, profitability, and market share.

On any given project, the type and number of competitors vary and are dependent on factors including scale of project, geographic location, end-markets/sectors, commercial and contractual terms and risks, technical qualifications and expertise, client-led restrictions, as well as a competitors' financial and marketing resources, risk appetite, reputation, experience, and safety record. Our competitors may also enter into teaming agreements or other relationships among themselves or with third parties to increase their competitive advantage and their ability to respond to clients’ needs and requirements.

The rate and manner in which we adopt and utilize innovations and new technologies may affect our service offerings, project delivery, our competitive position, and the Company’s brand.
Stantec strives to advance its service offerings into the areas of digital technology and scientific consulting services, and our ability to utilize new and emerging technologies is tied to the Company’s strategic objectives and growth aspirations. Our failure to leverage technological and other advancements in a profitable, legal, and cybersecure manner may impact our ability to compete, retain existing clients, and attract new clients. However, the implementation of new technologies creates additional risks. For instance, there are information accuracy, reliability, and confidentiality risks associated with the use of artificial intelligence. Our inability to implement policies and practices to balance the use of new technologies with the associated risks may affect the scope of our service offerings, project delivery, our competitive position, and our reputation.

Unavailability of third-party insurance coverage would increase our overall risk exposure as well as disrupt the management of our business operations.
We maintain insurance coverage (including project-specific professional liability insurance) with third-party insurers as part of our overall risk management strategy and because some of our contracts require us to maintain specific insurance coverage limits. If any of our third-party insurers fail, choose to exit an insurance market, or otherwise are unable to provide us with adequate insurance coverage at commercially reasonable rates, then our overall risk exposure and our operational expenses would increase, and the management of our business operations would be disrupted. In addition, there can be no assurance that any of our existing insurance coverage will be renewable upon the expiration of the coverage period, or that future coverage will be affordable at the required limits.

We could be adversely affected by violations of the US Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.
The US’s Foreign Corrupt Practices Act, the UK’s Bribery Act, Canada’s Corruption of Foreign Public Officials Act, and similar worldwide anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to officials for obtaining or retaining business. Stantec operates in many parts of the world that have experienced government corruption.

We train employees to strictly comply with anti-bribery laws, and our policies prohibit employees from offering or accepting bribes even in circumstances where compliance with anti-corruption laws may conflict with local customs and practices. We have built processes to advise our partners, subconsultants, suppliers, and agents who work with us or work on our behalf that they must comply with anti-corruption laws.

Despite Stantec’s policies, training, and compliance programs, we cannot provide assurance that our internal controls, policies and procedures will always protect us from inadvertent, reckless, or criminal acts committed by employees or others. Violations or allegations of violations could disrupt our business and materially adversely affect

Management's Discussion and Analysis
December 31, 2023	M-38	Stantec Inc.

our operating results or financial condition. Litigation or investigations relating to alleged violations could be costly and distracting for management, and result in reputational damage, even if we are ultimately found not to have engaged in misconduct.
Impairment of long-lived assets or restructuring activities may require us to record a significant charge to earnings.
Our long-lived assets, including our goodwill, leased assets, intangible assets, and others, are subject to periodic testing for impairment. Changes in our business environment, scope of business operations and office rationalizations could result in restructuring and/or asset impairment charges.

Failure to adequately tax plan could significantly impair Stantec’s overall capital efficiency.
Stantec’s global presence and expansion into new geographies results in a complex tax profile that is managed by the Company’s internal tax specialists and external advisors. Though we maintain a low-risk tax-profile by using accounting and fiscal principles to determine income tax positions, the complexity of various global and country-specific tax laws and ongoing global tax reform present risks for our organization. If our calculations of tax benefits and tax liabilities differ or are not recognized by applicable tax authorities or if the Company’s effective income tax rate changes, there may be a material impact on the results of our net income and cash flows. In addition, the Company may incur additional expenses if further resources are required to monitor and interpret changing tax rules and regulations, respond to audits, or defend our tax position.

In some jurisdictions, Stantec has defined benefit pension plans whose net surplus or deficit position may fluctuate. Plan deficit positions could develop or grow in the future, resulting in higher cash contribution requirements.
Stantec has foreign defined benefit pension plans for certain employees. In the future, our pension deficits or surplus may increase or decrease depending on changes in interest rate levels, pension plan performance, inflation and mortality rates, and other factors. If we are forced or elect to make up all or a portion of the deficit for unfunded benefit plans over a short time, our cash flow could be materially adversely affected. To partly mitigate the volatility risk of our pension deficit positions, certain of our pension plans include bulk annuity and guaranteed annuity policies which match future cash flows from the annuity policies to the timing of future payments required under those plans.

Managing Our Risks
Global Operations
We manage our business through a combination of centralized and decentralized controls that address the unique aspects of the various markets, cultures, and geographies we operate in.

Our approach to integrating acquired companies involves implementing company-wide information technology and financial management systems and providing support services from corporate and regional offices.

Business Model
Our business model—based on geography, business operating unit specialization, and life-cycle diversification—reduces our dependency on any particular industry or economic driver. We intend to continue diversifying our geographic presence and service offerings and focusing on key client sectors. We believe this will reduce our susceptibility to industry-specific and regional economic cycles and will help us take advantage of economies of scale in the highly fragmented professional services industry.

We believe that we are well positioned to compete in our markets due to our client-centric framework and ability to distinguish ourselves from our peers through our sustainability, innovation, inclusion and diversity, and operational efficiency actions. Our client-focused approach, knowledge, and successful delivery often leads to us being awarded repeat work from clients, including on a sole-source basis. In addition, our successful track record of acquiring and integrating firms also provides us with a competitive advantage, along with management and technical expertise, effective service delivery, and a robust innovation program.

We also differentiate our business from competitors by entering both large and small contracts with varying fee amounts. We work on tens of thousands of projects for thousands of clients in hundreds of locations. Our broad project mix strengthens our brand identity and ensures that we do not rely on only a few large projects for our revenue. We expect to continue to pursue selective acquisitions, enabling us to enhance our market penetration and to increase and diversify our revenue base.

Management's Discussion and Analysis
December 31, 2023	M-39	Stantec Inc.

Effective Processes and Systems
Our Global Management System (GMS) provides a disciplined and accountable framework for managing risks, quality outcomes, and occupational health and safety and environmental compliance. Stantec’s operations (except for recent acquisitions) are certified to, or are following the requirements of, the following internationally recognized consensus ISO standards:

ISO 9001:2015 (Quality Management)
ISO 14001:2015 (Environmental Management)
ISO 45001:2018 (Occupational Health & Safety Management)
ISO/IEC 20000-1:2018 (IT Service Management)
ISO/IEC 27001:2013 (Information Security Management)

Stantec has achieved global ISO certification across the vast majority of its operations and geographies for the Quality Management, Environmental Management, Occupational Health and Safety Management and Information Security Management standards, moving away from the previous country-specific certifications.
Throughout our organization, we use a Project Management (PM) Framework that confirms and clarifies the expectations Stantec has of its project managers and project teams. It includes the critical tasks that affect both the management of risks and achievement of quality on typical projects.

Our internal practice audit process enables us to assess the compliance of operations with the requirements of our GMS. This ensures that all offices and labs are audited at least once over the three-year term of our ISO 9001, ISO 14001, and ISO 45001 registrations. Additionally, field-level assessments are conducted for construction-related projects. We have a formal improvement process to encourage suggestions for improvement, address nonconformances, promote root-cause analysis, and document follow-up actions and responsibilities.
Our largest and most complex projects are supported by Major Project teams, which provide specialized program and project management services within each of our Business Operating Units.

Our comprehensive IT security (cybersecurity) program is designed to predict, prevent, detect, and respond. Key initiatives include: detailed security and acceptable use policies, practices, and procedures; awareness campaigns for staff (including mandatory cybersecurity training); and a range of security initiatives for enforcing security standards, including regular penetration tests. Our integrated Security Incident Response team is linked to our Crisis Communication Plan to ensure that breach response protocols are aligned with our overall corporate crisis response plans.

We invest resources in our Risk Management team. Team members provide company-wide support and guidance on risk avoidance practices and procedures. Structured risk assessments are conducted before we begin pursuing projects with heightened or unique risk factors.

Insurance
Our policies include but are not limited to the following types of insurance: general liability; automobile liability and physical damage; workers’ compensation and employer’s liability; directors’ and officers’ liability; professional, pollution, and cyber liability; fiduciary; and crime. We have regulated/licensed captive insurance companies to fund the payment of professional liability self-insured retentions related to claims as well as specific types of insurance policies such as employment practices and medical stop loss. We or our clients obtain project-specific professional liability insurance when required or as needed on large and or complex projects.

Growth Management
We have an acquisition and integration program managed by a dedicated Corporate Development team, which is responsible for:
•Identifying and valuing acquisition candidates
•Undertaking and coordinating due diligence
•Negotiating and closing transactions
•Integrating employees and leadership structures (immediately) and systems (as soon as practical following an acquisition)

To manage risks associated with the integration process, we assign accountability for acquisition integration to the Corporate Development team which has developed, through continuous learning and experience, a comprehensive approach that addresses every step of integrating an acquired business into Stantec. A senior regional or business

Management's Discussion and Analysis
December 31, 2023	M-40	Stantec Inc.

leader is also appointed for each acquisition. We have implemented a hybrid model of on-site and remote work, which reduces administrative costs and is adaptable to changing travel restrictions or other rules.

Capital Liquidity
We meet our capital liquidity needs and fund our acquisition strategy through various sources, including cash generated from operations, short- and long-term borrowing from our syndicated senior credit facilities ($800 million revolving credit facility, $310 million term loan, and access to additional funds of $600 million), $550 million in senior unsecured notes, unsecured bilateral term credit facility ($100 million), uncommitted unsecured multicurrency credit facility (£20 million), and the issuance of common shares.

Controls and Procedures
Disclosure controls and procedures are designed to ensure that information we are required to disclose in reports filed with securities regulatory agencies is recorded, processed, summarized, and reported on a timely basis and is accumulated and communicated to management—including our CEO and CFO, as appropriate—to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of management, including our CEO and CFO, we carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in rules adopted by the Securities and Exchange Commission (SEC) in the United States and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings). Based on this evaluation, our CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2023.

As permitted by published guidance of the SEC in the United States, management’s evaluation of and conclusions on the effectiveness of internal control over financial reporting did not include the internal controls of the acquired business of Environmental Systems Design, Inc. The financial results are included in the Company’s 2023 audited consolidated financial statements because this entity was acquired by the Company through a business combination during 2023. The aggregate assets of this entity represent 0.7% of the Company’s total assets as at December 31, 2023, and the aggregate liabilities represent 0.6% of the Company's total liabilities as at December 31, 2023. Gross revenue earned from the date of acquisition to December 31, 2023, represents 1.1% of the Company's gross revenue for the year ended December 31, 2023.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and preparation of our financial statements. Accordingly, management, including our CEO and CFO, does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud.

Management’s Annual Report on Internal Control over Financial Reporting and the Independent Auditors’ Report on Internal Controls accompanies our 2023 audited consolidated financial statements.

There has been no change in our internal control over financial reporting during the year ended December 31, 2023, that materially affected or is reasonably likely to materially affect our internal control over financial reporting.

We will continue to periodically review our disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

Subsequent Events
Acquisitions
On January 8, 2024, we acquired all of the shares of ZETCON Ingenieure GmbH (ZETCON), a 645-person engineering firm headquartered in Bochum, Germany, with 13 offices covering all major German metropolitan areas and one office in Austria. ZETCON provides a strong platform in infrastructure planning, inspection, project management, and construction management. This addition further strengthens our Infrastructure operations in the Global group of CGUs.

On February 9, 2024, we acquired all of the shares of Morrison Hershfield Group Inc. (Morrison Hershfield), a 1,150-person engineering and management firm headquartered in Markham, Ontario, Canada. Morrison Hershfield has

Management's Discussion and Analysis
December 31, 2023	M-41	Stantec Inc.

offices in 22 cities across North America and an office in India. The firm has a highly respected industry reputation in transportation, buildings, and environmental services. This addition further strengthens our Infrastructure, Buildings, and Environmental Services operations in the Canada and United States CGUs.

Dividends
On February 28, 2024, our Board of Directors declared a dividend of $0.21 per share, payable on April 15, 2024, to shareholders of record on March 28, 2024.

Cautionary Note Regarding Forward-Looking Statements
Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlook or future-oriented financial information. Any financial outlook or future-oriented financial information in this Management’s Discussion and Analysis has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2024 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this MD&A. Forward-looking statements in this MD&A include but are not limited to the following:
•Our belief that global trends are driving strong demand for our services;
•Our belief that significant acquisition opportunities in all of our key sectors and geographies will continue;
•Our belief that our marketing and business development growth programs, combined with our strong expertise and our exceptional cross collaboration, position us well to take advantage of the organic growth ahead of us;
•Our belief that we have the right business mix between our five Business Operating Units to meet demand and that our business mix and our growing geographic diversification also creates resiliency within our business;
•Our expectations to address our 2024 Strategic Plan:
◦Our three broad SGIs will form the foundation of our expectations for continued organic growth;
◦Our commitment to strategic acquisitive growth and to expand our EBITDA margin and earnings through project execution and operational efficiency;
•Our expectations in our Outlook section to address our targets and expectations for 2024:
◦Net revenue growth will increase 11% to 15%, with organic net revenue growth in the mid- to high-single digits;
◦Organic growth in the US and Global regions is expected to be in the mid- to high- single digits to low double digits, and Canada in the mid-single digits;
◦Acquisition net revenue growth is expected to be in the mid-single digits from ZETCON, Morrison Hershfield, and ESD;
◦Adjusted EBITDA margin expected to be in the range of 16.2% to 17.2%, reflecting continued discipline in the management of administrative and marketing costs to drive operational efficiency. Adjusted EBITDA margin in Q1 and Q4 2024 is expected to be near or below the low end of this range because of the additional effects of regular seasonal factors in the northern hemisphere. We expect to move to the higher end of the range in Q2 and Q3 of 2024, when we typically achieve stronger organic net revenue growth and increased utilization in our operations;
◦Adjusted net income as a percentage of net revenue above 8%;
◦Adjusted diluted EPS growth expected to be in the range of 12% to 16%;

Management's Discussion and Analysis
December 31, 2023	M-42	Stantec Inc.

◦Adjusted ROIC expected to be above 11%;
◦Other expectations include an effective tax rate (without discrete transactions) to be in the range of 22.0% to 23.0%, earnings pattern of 40-45% in Q1 and Q4 and 55-60% in Q2 and Q3, capital expenditures as a percentage of net revenue of 1.75% to 2.25%, a net debt to adjusted EBITDA ratio between 1.0x to 2.0x, and DSOs at or below 80;
•Our positive outlook for a strong multi-year cycle due to backlog growth;
•Our expectation to contribute approximately $7 million to pension plans in 2024;
•Our estimates of the impact of an increase or decrease in the interest rate on our revolving credit facility and term loan balances;
•Our estimates of the impact of an increase or decrease in market price risk on our investments held for self-insured liabilities for equity funds and increase or decrease in our share price on our cash-settled share-based payments;
•Our expectations in the Critical Accounting Estimates section;
•Our belief that diversifying our geographic presences and service offerings, and focusing on key client sectors will reduce our susceptibility to industry-specific and regional economic cycles;
•Our intention to continue to pursue selective acquisitions;
•Our expectations regarding our sources of cash and our ability to meet our normal operating and capital expenditures in the Capital Management and Liquidity and Capital Resources section;
•Our ability to limit credit risk; and
•Our expected adoption of accounting standards discussed in the Future Adoptions section.

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this MD&A. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this MD&A not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks, including the risks described in the Risk Factors section of this MD&A.

Assumptions
In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian, US, and global economies in 2024 and their effect on our business. The material factors and assumptions used to support our 2024 outlook included on M-11 are set forth below:
•Management assumed an average value for the US dollar of $1.35, GBP $1.70, and AU of $0.90 for 2024.
•The overnight interest rate target is currently 5.00% in Canada, 5.33% in the US, and 5.19% in the UK. The Company’s fixed rate senior unsecured notes are expected to partially offset changes in rates.
•Our effective income tax rate, without discrete transactions, is expected to be approximately 22.0% to 23.0% and was considered based on the tax rates in place as of December 31, 2023, as well as our mix of expected earnings for the countries we operate in.
•Canada's GDP is expected to grow by 0.9% in 2024, while the US is projected to see a growth rate of 1.5%. In global markets, the UK is expected to experience a GDP growth of 0.7%, while Australia is forecasted to grow by 1.4%.

Management's Discussion and Analysis
December 31, 2023	M-43	Stantec Inc.

•In Canada, the number of total housing starts is forecasted to increase in 2024 by 12% compared to 2023. In the United States, the forecasted seasonally adjusted annual rate of total housing starts for 2024 is 1.37 million, a 3% decrease compared to 2023.
•The American Institute of Architects ABI (architectural billing index) has decreased to 45.3 as of December 2023 from 47.5 at the end of 2022, reflecting a slight softening in business conditions, however architectural billings are expected to remain consistent in 2024.
•The World Bank expects oil, metals, and mineral prices for 2024 to decrease slightly from 2023 levels.
•Management expects to support our targeted level of growth using a combination of cash flows from operations and borrowings.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of February 28, 2024, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2024, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management's Discussion and Analysis
December 31, 2023	M-44	Stantec Inc.